AR/S

P.E.
12-31-03

ChoiceOne

FINANCIAL SERVICES, INC.

CHOICEONE FINANCIAL SERVICES, INC.

2003

ANNUAL REPORT TO SHAREHOLDERS

CHOICEONE FINANCIAL SERVICES, INC.

2003 Annual Report to Shareholders

Contents

To Our Shareholders

This 2003 Annual Report to Shareholders contains our audited financial statements, detailed financial review and all of the information that regulations of the Securities and Exchange Commission (the "SEC") require to be presented in annual reports to shareholders. For legal purposes, this is the ChoiceOne Financial Services, Inc. 2003 Annual Report to Shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not considered to be soliciting material and is not considered to be filed with the SEC except to the extent that it is expressly incorporated by reference in a document filed with the SEC. Shareholders who would like to receive even more detailed information than that contained in this 2003 Annual Report to Shareholders are invited to request our Annual Report on Form 10-K.

Our Annual Report on Form 10-K for the year ended December 31, 2003, including the financial statements and financial statement schedules, will be provided to any shareholder, without charge, upon written request to Mr. Thomas Lampen, Treasurer, ChoiceOne Financial Services, Inc., 109 East Division Street, Sparta, Michigan 49345.

ChoiceOne Financial Services, Inc.

ChoiceOne Financial Services, Inc. is a single-bank holding company. Its principal banking subsidiary, ChoiceOne Bank (Sparta, Michigan) primarily serves communities in portions of Kent, Muskegon, Newaygo, and Ottawa counties in Michigan where the Bank's offices are located and the areas immediately surrounding those communities. Currently the Bank serves those markets through four full-service offices. ChoiceOne Insurance Agencies, Inc. is a wholly-owned subsidiary of ChoiceOne Bank and sells insurance and investment products. ChoiceOne Mortgage Company of Michigan, a wholly-owned subsidiary of ChoiceOne Bank, was formed on January 1, 2002 and is engaged in mortgage lending.

ChoiceOne's business is primarily concentrated in a single industry segment - banking. ChoiceOne Bank is a full-service banking institution that offers a variety of deposit, payment, credit and other financial services to all types of customers. These services include time, savings, and demand deposits, safe deposit services, and automated transaction machine services. Loans, both commercial and consumer, are extended primarily on a secured basis to corporations, partnerships and individuals. Commercial lending covers such categories as business, industry, agricultural, construction, inventory and real estate. ChoiceOne Bank's consumer loan department and ChoiceOne Mortgage Company of Michigan make direct loans to consumers and purchasers of residential property.

The principal source of revenue for ChoiceOne is interest and fees on loans. On a consolidated basis, interest and fees from loans accounted for 72%, 74%, and 81% of total revenues in 2003, 2002, and 2001, respectively. Interest from securities accounted for 8%, 6%, and 5% of total revenues in 2003, 2002, and 2001, respectively.

COMMON STOCK INFORMATION

ChoiceOne's shares are traded in the over-the-counter market by several brokers. There is no well established public trading market for the shares, trading activity is infrequent, and price information is not regularly published.

The range of high and low bid information for shares of common stock for each quarterly period during the past two years is as follows:

	2003		2002	
	Low	**High**	Low	High
First Quarter	**$ 14.00**	**$ 14.88**	$ 13.33	$ 13.57
Second Quarter	**14.00**	**15.92**	13.57	14.50
Third Quarter	**14.67**	**17.38**	13.75	14.75
Fourth Quarter	**16.00**	**17.50**	14.00	14.75

The above market prices have been adjusted where necessary to reflect the stock dividend declared in 2002. The prices listed above are over-the-counter market quotations reported to ChoiceOne by its market makers listed in this annual report. The over-the-counter market quotations reflect inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

As of February 15, 2004, there were 1,561,864 shares of ChoiceOne Financial Services, Inc., common stock issued and outstanding. These shares were held of record by 609 shareholders.

The following table summarizes cash dividends paid per share of common stock during 2003 and 2002:

	2003	2002
First Quarter	**$ 0.17**	$ 0.16
Second Quarter	**0.17**	0.17
Third Quarter	**0.17**	0.17
Fourth Quarter	**0.17**	0.17
Total	**$ 0.68**	$ 0.67

The above dividend per share amounts have been adjusted where necessary to reflect the stock dividend declared in 2002. ChoiceOne's principal source of funds to pay cash dividends is the earnings and dividends paid by ChoiceOne Bank. ChoiceOne Bank is restricted in its ability to pay cash dividends under current regulations (see Note 21 to the consolidated financial statements). Based on information presently available, management expects ChoiceOne to declare and pay regular quarterly cash dividends in 2004.

FINANCIAL HIGHLIGHTS

ChoiceOne Financial Services, Inc.

	2003	2002	2001	2000	1999
For the year (dollars in thousands)					
Net interest income	**$ 7,775**	$ 8,106	$ 7,603	$ 8,032	$ 7,699
Provision for loan losses	**400**	1,270	1,003	1,075	625
Noninterest income	**3,109**	3,657	2,646	2,354	1,984
Noninterest expense	**7,668**	8,187	7,198	7,111	6,219
Income before income taxes	**2,816**	2,306	2,048	2,200	2,839
Income tax expense	**715**	663	590	674	887
Net income	**2,101**	1,643	1,458	1,526	1,952
Cash dividends paid	**1,059**	1,037	995	981	909
Per share*					
Basic and diluted earnings	**$ 1.35**	$ 1.06	$ 0.95	$ 1.00	$ 1.28
Cash dividends	**0.68**	0.67	0.65	0.64	0.60
Shareholders' equity (at year end)	**13.16**	12.48	11.86	11.51	11.07
Average for the year (dollars in thousands)					
Securities	**$ 31,165**	$ 21,872	$ 15,959	$ 14,414	$ 18,062
Gross loans	**165,224**	174,135	172,018	171,620	149,402
Deposits	**149,941**	141,591	135,996	133,135	123,006
Federal Home Loan Bank advances	**28,416**	36,489	39,189	36,786	28,019
Shareholders' equity	**20,045**	18,703	18,058	17,366	16,572
Assets	**207,656**	207,791	200,555	197,697	177,279
At year end (dollars in thousands)					
Securities	**$ 40,921**	$ 24,111	$ 20,885	$ 14,153	$ 15,126
Gross loans	**163,132**	175,061	165,823	175,776	167,980
Deposits	**146,263**	152,779	135,975	137,704	127,553
Federal Home Loan Bank advances	**33,750**	32,791	35,125	36,207	36,999
Shareholders' equity	**20,568**	19,359	18,273	17,589	16,888
Assets	**215,467**	212,324	197,791	201,194	193,107
Selected financial ratios (in percentages)					
Return on average assets	**1.01%**	0.79%	0.73%	0.77%	1.10%
Return on average shareholders' equity	**10.48**	8.78	8.07	8.79	11.78
Cash dividend payout	**50.40**	63.30	68.24	64.29	46.57
Shareholders' equity to assets (at year end)	**9.55**	9.12	9.24	8.74	8.75

* Per share amounts are retroactively adjusted for the effect of stock dividends and stock splits.

CONSOLIDATED BALANCE SHEETS
ChoiceOne Financial Services, Inc.

	December 31 2003	December 31 2002
Assets		
Cash and due from banks	$ **4,722,000**	$ 5,621,000
Federal funds sold	**—**	850,000
Cash and cash equivalents	**4,722,000**	6,471,000
Interest-bearing deposits at other financial institutions	**—**	100,000
Securities available for sale	**38,149,000**	21,491,000
Federal Home Loan Bank stock	**2,456,000**	2,364,000
Federal Reserve Bank stock	**316,000**	256,000
Loans held for sale	**—**	1,214,000
Loans, net (of allowance of $1,974,000 and $2,211,000)	**161,158,000**	171,636,000
Premises and equipment, net	**4,080,000**	4,449,000
Other real estate, net	**1,433,000**	1,867,000
Loan servicing rights, net	**442,000**	363,000
Intangible assets, net	**27,000**	226,000
Other assets	**2,684,000**	1,887,000
Total assets	$ **215,467,000**	$ 212,324,000
Liabilities		
Deposits – noninterest-bearing	$ **17,288,000**	$ 17,391,000
Deposits – interest-bearing	**128,975,000**	135,388,000
Total deposits	**146,263,000**	152,779,000
Repurchase agreements	**5,305,000**	5,876,000
Federal funds purchased	**7,882,000**	—
Advances from Federal Home Loan Bank	**33,750,000**	32,791,000
Other liabilities	**1,699,000**	1,519,000
Total liabilities	**194,899,000**	192,965,000
Shareholders' Equity		
Preferred stock; shares authorized: 100,000; shares outstanding: none	**—**	—
Common stock and paid-in capital, no par value; shares authorized: 4,000,000; shares outstanding: 1,563,415 in 2003 and 1,551,228 in 2002	**15,815,000**	15,645,000
Unallocated shares held by Employee Stock Ownership Plan	**(27,000)**	(45,000)
Retained earnings	**4,264,000**	3,222,000
Accumulated other comprehensive income	**516,000**	537,000
Total shareholders' equity	**20,568,000**	19,359,000
Total liabilities and shareholders' equity	$ **215,467,000**	$ 212,324,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

ChoiceOne Financial Services, Inc.

	Years ended December 31		
	2003	2002	2001
Interest income			
Loans, including fees	$ **11,091,000**	$ 13,232,000	$ 15,191,000
Securities			
Taxable	**776,000**	603,000	441,000
Tax exempt	**455,000**	431,000	419,000
Other	**8,000**	3,000	70,000
Total interest income	**12,330,000**	14,269,000	16,121,000
Interest expense			
Deposits	**3,247,000**	4,059,000	5,851,000
Advances from Federal Home Loan Bank	**1,206,000**	1,942,000	2,495,000
Federal funds purchased and repurchase agreements	**102,000**	154,000	159,000
Other	**—**	8,000	13,000
Total interest expense	**4,555,000**	6,163,000	8,518,000
Net interest income	**7,775,000**	8,106,000	7,603,000
Provision for loan losses	**400,000**	1,270,000	1,003,000
Net interest income after provision for loan losses	**7,375,000**	6,836,000	6,600,000
Noninterest income			
Insurance and investment commissions	**1,042,000**	1,416,000	1,237,000
Customer service charges	**1,001,000**	1,006,000	724,000
Loan servicing fees, net	**(4,000)**	66,000	87,000
Gains on sales of loans	**807,000**	967,000	385,000
Gains on sales of securities	**61,000**	60,000	9,000
Other income	**202,000**	142,000	204,000
Total noninterest income	**3,109,000**	3,657,000	2,646,000
Noninterest expense			
Salaries and benefits	**4,019,000**	4,087,000	3,522,000
Occupancy and equipment	**1,226,000**	1,651,000	1,420,000
Professional services	**514,000**	543,000	398,000
Supplies and postage	**252,000**	265,000	294,000
Data processing	**361,000**	368,000	256,000
Advertising and promotional	**149,000**	172,000	181,000
Prepayment penalties on advances from Federal Home Loan Bank	**156,000**	—	—
Other expense	**991,000**	1,101,000	1,127,000
Total noninterest expense	**7,668,000**	8,187,000	7,198,000
Income before income tax	**2,816,000**	2,306,000	2,048,000
Income tax expense	**715,000**	663,000	590,000
Net income	$ **2,101,000**	$ 1,643,000	$ 1,458,000
Basic and diluted earnings per common share	$ **1.35**	$ 1.06	$ 0.95

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
ChoiceOne Financial Services, Inc.

	Number of Shares	Common Stock and Paid in Capital	Unallocated Shares held by ESOP	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2001	1,386,071	$ 13,317,000	$ (82,000)	$ 4,222,000	$ 132,000	$ 17,589,000
Comprehensive income:						
Net income				1,458,000		1,458,000
Net change in unrealized gain					50,000	50,000
Total comprehensive income						1,508,000
Shares issued	12,677	179,000				179,000
Shares repurchased	(332)	(5,000)				(5,000)
Shares committed to be released under Employee Stock Ownership Plan		(18,000)	18,000			—
Stock dividend	69,290	1,002,000		(1,005,000)		(3,000)
Cash dividends				(995,000)		(995,000)
Balance, December 31, 2001	1,467,706	14,475,000	(64,000)	3,680,000	182,000	18,273,000
Comprehensive income:						
Net income				1,643,000		1,643,000
Net change in unrealized gain					355,000	355,000
Total comprehensive income						1,998,000
Shares issued	13,901	179,000				179,000
Shares repurchased	(3,546)	(51,000)				(51,000)
Shares committed to be released under Employee Stock Ownership Plan		(19,000)	19,000			—
Stock dividend	73,167	1,061,000		(1,064,000)		(3,000)
Cash dividends				(1,037,000)		(1,037,000)
Balance, December 31, 2002	1,551,228	15,645,000	(45,000)	3,222,000	537,000	19,359,000
Comprehensive income:						
Net income				2,101,000		2,101,000
Net change in unrealized gain					(21,000)	(21,000)
Total comprehensive income						2,080,000
Shares issued	13,633	218,000				218,000
Shares repurchased	(1,446)	(22,000)				(22,000)
Shares committed to be released under Employee Stock Ownership Plan		(26,000)	18,000			(8,000)
Cash dividends				(1,059,000)		(1,059,000)
Balance, December 31, 2003	**1,563,415**	**$ 15,815,000**	**$ (27,000)**	**$ 4,264,000**	**$ 516,000**	**$ 20,568,000**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ChoiceOne Financial Services, Inc.

	Years ended December 31		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ **2,101,000**	$ 1,643,000	$ 1,458,000
Adjustments to reconcile net income to net cash from operating activities:			
Provision for loan losses	**400,000**	1,270,000	1,003,000
Depreciation	**594,000**	943,000	692,000
Amortization	**567,000**	411,000	178,000
Gains on sales of securities	**(61,000)**	(60,000)	(9,000)
Gains on sales of loans	**(807,000)**	(967,000)	(385,000)
Loans originated for sale	**(35,589,000)**	(40,882,000)	(27,953,000)
Proceeds from loan sales	**37,302,000**	41,291,000	28,240,000
Net change in:			
Other assets	**786,000**	741,000	23,000
Other liabilities	**184,000**	(180,000)	(656,000)
Net cash from operating activities	**5,477,000**	4,210,000	2,591,000
Cash flows from investing activities:			
Net change in interest-bearing deposits	**100,000**	(100,000)	—
Securities available for sale:			
Sales	**2,085,000**	972,000	1,998,000
Maturities, prepayments and calls	**3,905,000**	3,832,000	1,035,000
Purchases	**(23,088,000)**	(7,583,000)	(9,741,000)
Loan originations and payments, net	**8,920,000**	(11,975,000)	8,862,000
Additions to premises and equipment, net of disposals	**(225,000)**	(331,000)	(388,000)
Proceeds from sale of insurance agency	**186,000**	—	—
Purchase of insurance agency	—	(17,000)	(40,000)
Net cash from (used in) investing activities	**(8,117,000)**	(15,202,000)	1,726,000
Cash flows from financing activities:			
Net change in deposits	**(6,516,000)**	16,804,000	(1,729,000)
Net change in repurchase agreements	**(571,000)**	1,874,000	103,000
Net change in federal funds purchased	**7,882,000**	(2,900,000)	(750,000)
Proceeds from Federal Home Loan Bank advances	**25,750,000**	22,650,000	9,750,000
Payments on Federal Home Loan Bank advances	**(24,791,000)**	(24,984,000)	(10,832,000)
Issuance of common stock	**218,000**	179,000	179,000
Repurchase of common stock	**(22,000)**	(51,000)	(5,000)
Cash dividends and fractional shares from stock dividends and splits	**(1,059,000)**	(1,040,000)	(998,000)
Net cash from (used in) financing activities	**891,000**	12,532,000	(4,282,000)
Net change in cash and cash equivalents	**(1,749,000)**	1,540,000	35,000
Beginning cash and cash equivalents	**6,471,000**	4,931,000	4,896,000
Ending cash and cash equivalents	$ **4,722,000**	$ 6,471,000	$ 4,931,000
Cash paid for interest	$ **4,667,000**	$ 6,165,000	$ 8,708,000
Cash paid for income taxes	**820,000**	650,000	460,000
Loans transferred to other real estate	**1,233,000**	2,223,000	855,000

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ChoiceOne Financial Services, Inc.

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include ChoiceOne Financial Services, Inc., its wholly-owned subsidiary, ChoiceOne Bank, and ChoiceOne Bank's wholly-owned subsidiaries, ChoiceOne Mortgage Company of Michigan, and ChoiceOne Insurance Agencies, Inc., (together referred to as "ChoiceOne"). Intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations
ChoiceOne Bank (the "Bank") is a full-service community bank that offers commercial, consumer, and real estate loans as well as traditional demand, savings and time deposits to both commercial and consumer clients in portions of Kent, Muskegon, Newaygo, and Ottawa counties in Michigan. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid from the cash flows from operations of businesses. Real estate loans are secured by both residential and commercial real estate.

ChoiceOne Mortgage Company of Michigan (the "Mortgage Company") began operations January 1, 2002 as a wholly-owned subsidiary of the Bank. The Mortgage Company originates and sells a full line of conventional type mortgage loans for 1-4 family and multi-family residential real estate properties.

ChoiceOne Insurance Agencies, Inc. (the "Insurance Agency") is a wholly-owned subsidiary of the Bank. The Insurance Agency sells a full line of insurance policies such as life, health, property and casualty for both commercial and consumer clients. The Insurance Agency also offers alternative investment products such as annuities and mutual funds.

Together, the Bank, the Mortgage Company, and the Insurance Agency, account for substantially all of ChoiceOne's assets, revenues and operating income.

Use of Estimates
To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, ChoiceOne's management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Actual results may differ from these estimates. Estimates associated with the allowance for loan losses, loan servicing rights, and fair values of certain financial instruments are particularly susceptible to change.

Cash and Cash Equivalents
Cash and cash equivalents are defined to include cash on hand, demand deposits with other banks, and federal funds sold. Cash flows are reported on a net basis for customer loan and deposit transactions, deposits with other financial institutions, and short-term borrowings with terms of 90 days or less.

Securities
Securities are classified as available for sale when they might be sold before maturity. Securities classified as available for sale are carried at fair value, with unrealized holding gains and losses reported separately in other comprehensive income and shareholders' equity, net of tax effect. Other securities, such as Federal Reserve Bank stock or Federal Home Loan Bank stock, are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains or losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not considered to be temporary.

Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the estimated loan term. Interest on loans is accrued based upon the principal balance outstanding. The accrual of interest is discontinued at the time in which the loan is 90 days past due unless the credit is well-secured and in the process of collection.

Interest accrued but not received is reversed against interest income when the loans are placed into nonaccrual status. Interest received on such loans is accounted for on the cash-basis method until qualifying for return to accrual. Loans are returned to accrual basis when all the principal and interest amounts contractually due are brought current and future payment is reasonably assured.

Allowance for Loan Losses
The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance is increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the collectibility of a loan balance is not possible.

The allowance consists of general and specific components. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.

A loan is impaired when full payment under the loan terms is not expected. Commercial loans are evaluated for impairment on an individual loan basis. If a loan is considered impaired, a portion of the allowance for loan losses is allocated to the loan so that it is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans such as consumer and real estate mortgage loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Premises and Equipment
Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Building and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture, fixtures, equipment, and software are depreciated using the straight-line method with useful lives ranging from 3 to 7 years. Fixed assets are periodically reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Other Real Estate Owned
Real estate properties acquired in collection of a loan are initially recorded at fair value at acquisition establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan is accounted for as a loan loss. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses to repair or maintain properties are included within other noninterest expenses. Gains and losses upon disposition and changes in the valuation allowance are reported net within other noninterest income.

Loan Servicing Rights
Servicing rights represent the allocated value of servicing rights on loans sold with servicing retained. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics when available or based upon discounted cashflows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

Other Intangible Assets
Other intangible assets consist of acquired customer relationship intangible assets resulting from acquisitions of several different insurance agencies. The assets are initially measured at fair value and then amortized on a straight-line basis over their estimated useful lives. The books of business are periodically reviewed for impairment. If impairment is indicated, the balance is adjusted to fair value.

Long Term Assets
Premises and equipment, other intangible assets and other long term assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase Agreements
Substantially all repurchase agreement liabilities represent amounts advanced by deposit clients that are not covered by federal deposit insurance and are secured by securities owned by ChoiceOne.

Employee Benefit Plans
ChoiceOne's 401(k) plan allows participant contributions of up to 15% of compensation. Company contributions to the 401(k) plan are discretionary. ChoiceOne provides certain health insurance benefits to retired employees. These postretirement benefits are accrued during the years in which the employee provides services.

Employee Stock Ownership Plan
The cost of shares issued to the Employee Stock Ownership Plan (the "ESOP") but not yet allocated to participants is presented as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings while dividends on unallocated ESOP shares are reflected as a reduction of debt and accrued interest. Upon distribution of shares to a participant, the participant has the right to require the Company to purchase his or her shares at fair value in accordance with the terms and conditions of the ESOP. As such, these shares are not classified in shareholders' equity as permanent equity.

Stock Based Compensation
Employee compensation expense under ChoiceOne's stock option plan is reported if options are granted below market price at the grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense for options granted using an option pricing model to estimate the fair value. No stock options were granted in 2001.

The following pro forma information presents net income and earnings per share for 2003, 2002 and 2001 had the fair value method been used to measure compensation cost for stock option plans. No compensation cost was recognized for stock options in 2003, 2002 and 2001.

	2003	2002	2001
Net income as reported	**$ 2,101,000**	$ 1,643,000	$ 1,458,000
Deduct: Stock-based compensation expense determined under fair value based method	**5,000**	3,000	5,000
Pro forma net income	**2,096,000**	1,640,000	1,453,000
Basic and diluted earnings per common share as reported	**1.35**	1.06	0.95
Pro forma basic and diluted earnings per common share	**1.35**	1.06	0.95

The pro forma effects are computed using an option pricing model and the following weighted average assumptions as of grant date.

	2003	2002	2001
Risk-free interest rate	**3.65%**	4.71%	—
Expected option life (in years)	**7**	7	—
Expected stock price volatility	**18.95%**	20.90%	—
Dividend yield	**4.49%**	4.78%	—

In future years, the pro forma effect of not applying the fair value method may increase if additional options are granted.

Income Taxes
Income tax expense is the sum of the current year income tax due and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Off-Balance Sheet Financial Instruments
Off-balance sheet financial instruments represent credit instruments, such as loan commitments, lines of credit, and standby letters of credit. The face amount of credit instruments represents the exposure to loss assuming the customer borrows the funds and the collateral or ability to repay is worthless.

Earnings Per Share
Basic earnings per common share ("EPS") is based on weighted-average common shares outstanding. The weighted-average number of shares used in the computation of basic and diluted earnings per common share includes shares allocated to the ESOP. Diluted EPS further assumes issue of any dilutive potential common shares issuable under stock options. Earnings and dividends per share are restated for stock dividends and splits through the issue date of the financial statements.

Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes the net change in unrealized appreciation (depreciation) on securities available for sale, net of tax, which is also recognized as a separate component of shareholders' equity.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that there are any such matters that may have a material effect on the financial statements.

Cash Restrictions
Cash on hand or on deposit with the Federal Reserve Bank of $955,000 and $950,000 was required to meet regulatory reserve and clearing requirements at December 31, 2003 and 2002, respectively. These balances do not earn interest.

Stock Dividends
Dividends issued in stock are reported by transferring the market value of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional shares resulting from stock dividends are paid in cash.

Dividend Restrictions
Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends which may be paid by the Bank to ChoiceOne or by ChoiceOne to its shareholders (see Note 21).

Fair Value of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, which are more fully documented in Note 19 to the financial statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Industry Segments
Internal financial information is primarily reported and aggregated in two lines of business: banking and insurance. The majority of ChoiceOne's income and assets are obtained from banking.

Adoption of New Accounting Standards
During 2003, ChoiceOne adopted FASB Statement 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, FASB Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities*, FASB Statement 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, and FASB Interpretation 46, *Consolidation of Variable Interest Entities*. Adoption of the new standards did not materially affect ChoiceOne's operating results or financial condition.

Reclassifications
Certain amounts presented in prior year consolidated financial statements have been reclassified to conform to the current year's presentation.

Note 2 – Securities

Information regarding securities available for sale at December 31 follows:

	2003		
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasuries and U.S. Government agencies	$ **7,805,000**	$ 79,000	$ (13,000)
States and municipalities	**20,435,000**	667,000	(52,000)
Mortgage-backed securities	**4,589,000**	34,000	(10,000)
Asset-backed securities	**233,000**	1,000	—
Corporate securities	**5,087,000**	75,000	—
Total	$ **38,149,000**	$ 856,000	$ (75,000)

	2002		
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasuries and U.S. Government agencies	$ 4,699,000	$ 102,000	$ —
States and municipalities	11,725,000	594,000	(2,000)
Mortgage-backed securities	1,517,000	61,000	—
Asset-backed securities	508,000	8,000	—
Corporate securities	3,042,000	51,000	—
Total	$ 21,491,000	$ 816,000	$ (2,000)

The gross unrealized losses within the securities portfolio at year-end 2003 have not existed for more than 12 months on any individual securities. The issuers with gross unrealized losses are of high credit quality and the impairment is considered temporary in nature due to market conditions at December 31, 2003.

Contractual maturities of securities available for sale at December 31, 2003, follows:

	Fair Value
Due within one year	$ 5,988,000
Due after one year through five years	19,421,000
Due after five years through ten years	6,318,000
Due after ten years	1,625,000
Total debt securities	33,352,000
Mortgage-backed securities not due at a specific date	4,589,000
Equity securities	208,000
Total	$ 38,149,000

Information regarding sales of securities available for sale follows:

	2003	2002	2001
Proceeds from sales of securities	**$ 2,085,000**	$ 972,000	$ 1,998,000
Gross realized gains	**61,000**	60,000	9,000

Various securities were pledged as collateral for securities sold under agreements to repurchase and as collateral for certain public time deposits. The respective balances of the repurchase agreements and time deposits were less than the collateral pledged at the end of the years presented. The carrying amount of securities pledged as collateral at December 31 was as follows:

	2003	2002
Securities pledged for securities sold under agreements to repurchase	**$ 5,790,000**	$ 5,876,000
Securities pledged for time deposits	—	1,810,000
Total securities pledged as collateral	**$ 5,790,000**	$ 7,686,000

Note 3 – Loans

The Bank's loan portfolio as of December 31 was as follows:

	2003	2002
Commercial	**$ 80,025,000**	$ 85,658,000
Real estate mortgage – construction	**10,200,000**	7,869,000
Real estate mortgage – residential	**48,515,000**	50,996,000
Consumer	**24,392,000**	29,324,000
Loans, gross	**163,132,000**	173,847,000
Allowance for loan losses	**(1,974,000)**	(2,211,000)
Loans, net	**$ 161,158,000**	$ 171,636,000

Note 4 – Mortgage Banking

Activity during the year was as follows:

	2003	2002	2001
Loans originated for resale, net of principal payments	**$ 35,589,000**	$ 40,882,000	$ 27,953,000
Proceeds from loans held for sale	**37,302,000**	41,291,000	28,240,000
Net gains on sales of loans held for sale	**807,000**	967,000	385,000
Loan servicing fees, net of amortization	**(4,000)**	66,000	87,000

Residential mortgage loans serviced for others are not reported as assets in the accompanying consolidated balance sheets. The principal balances of these loans at December 31 are as follows:

Residential mortgage loans serviced for:	2003	2002
Federal Home Loan Mortgage Corporation	**$ 66,249,000**	$ 57,825,000

The Bank maintains custodial escrow balances in connection with these serviced loans; however, such escrows were immaterial at December 31, 2003 and 2002.

Activity for loan servicing rights was as follows:

	2003	2002	2001
Beginning of year	**$ 363,000**	$ 175,000	$ 146,000
Capitalized	**308,000**	333,000	117,000
Amortization	**(247,000)**	(127,000)	(88,000)
Changes to valuation allowance	**18,000**	(18,000)	—
End of year	**$ 442,000**	$ 363,000	$ 175,000

Note 5 – Allowance for Loan Losses

Activity in the allowance for loan losses was as follows:

	2003	2002	2001
Beginning of year	**$ 2,211,000**	$ 2,013,000	$ 2,101,000
Provision charged to expense	**400,000**	1,270,000	1,003,000
Recoveries credited to the allowance	**343,000**	185,000	189,000
Loans charged off	**(980,000)**	(1,257,000)	(1,280,000)
End of year	**$ 1,974,000**	$ 2,211,000	$ 2,013,000

Information regarding nonperforming loans for the years ended December 31 follows:

	2003	2002
Loans past due over 90 days still on accrual	$ 39,000	$ 210,000
Nonaccrual loans	1,914,000	2,522,000
Total	$ 1,953,000	$ 2,732,000

Nonperforming loans includes both smaller balance homogenous loans that are collectively evaluated for impairment and loans individually classified as impaired loans.

Information regarding impaired loans as of and for the year ended December 31 follows:

	2003	2002	2001
Loans with no allowance allocated at year end	$ 753,000	$ 1,041,000	$ 718,000
Loans with allowance allocated at year end	1,051,000	1,128,000	153,000
Amount of allowance for loan losses allocated at year end	576,000	697,000	53,000
Average balance during the year	2,188,000	2,294,000	1,382,000
Interest income recognized thereon	78,000	120,000	45,000
Cash-basis interest income recognized	152,000	194,000	43,000

Note 6 – Premises and Equipment

As of December 31, premises and equipment consisted of the following:

	2003	2002
Land and land improvements	$ 639,000	$ 639,000
Leasehold improvements	274,000	461,000
Buildings	4,260,000	4,174,000
Furniture, equipment and software	2,430,000	3,803,000
Total cost	7,603,000	9,077,000
Accumulated depreciation	(3,523,000)	(4,628,000)
Premises and equipment, net	$ 4,080,000	$ 4,449,000

Depreciation expense was $594,000, $943,000, and $692,000 for 2003, 2002, and 2001, respectively. In August 2002, the Bank closed its Plainfield branch office in Grand Rapids, Michigan. The financial impact of closing the office resulted in additional depreciation of $139,000 and a $68,000 expense for early termination of the lease agreement. In September 2003, the Bank closed its Sparta Great Day Office in Sparta, Michigan. The financial impact of closing this office was immaterial. The Bank also retired $1.2 million in assets during 2003 that were fully depreciated and no longer in service within the Bank or Insurance Agency.

Note 7 – Other Real Estate Owned

Other real estate owned represents foreclosed assets owned by the Bank and is reported net of a valuation allowance. Activity within other real estate owned was as follows:

	2003	2002
Balance, beginning of year	$ 1,867,000	$ 710,000
Transfers from loans	1,233,000	2,223,000
Capitalized improvements or purchased assets	223,000	8,000
Sales	(1,721,000)	(1,073,000)
Write-downs	(169,000)	(1,000)
Balance, end of year	$ 1,433,000	$ 1,867,000

Note 8 – Acquired Intangible Assets

Acquired intangible assets related to the Insurance Agency were as follows as of December 31:

	2003		2002	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Sparta division	$ **222,000**	$ **195,000**	$ 222,000	$ 182,000
Grand Rapids division	—	—	500,000	314,000
Total	$ **222,000**	$ **195,000**	$ 722,000	$ 496,000

The Grand Rapids division of the Insurance Agency was sold in January 2003. Aggregate amortization expense was $13,000, $90,000, and $81,000 for 2003, 2002, and 2001, respectively.

Estimated future amortization expense for the Sparta division follows:

2004	$ 14,000
2005	13,000

Note 9 – Deposits

Deposit information as of December 31 follows:

	2003	2002
Certificates of deposit issued in denominations of $100,000 or more	$ **31,650,000**	$ 43,914,000

Scheduled maturities of certificates of deposit:

2004	$ **44,385,000**
2005	**14,812,000**
2006	**7,538,000**
2007	**3,743,000**
2008	**2,121,000**
Total	$ **72,599,000**

The Bank had brokered certificates of deposit totaling $25,179,000 at December 31, 2003 compared to $33,235,000 at December 31, 2002. The weighted average interest rate on these certificates of deposit was 2.58% with maturities ranging from January 2004 to December 2006 as of December 31, 2003.

Note 10 – Repurchase Agreements

Repurchase agreements are advances by customers that are not covered by federal deposit insurance. This obligation of ChoiceOne is secured by bank-owned securities held in safekeeping at a correspondent bank. The balances at December 31 are as follows:

	2003	2002
Outstanding balance at December 31	$ **5,305,000**	$ 5,876,000
Average interest rate at December 31	**1.55%**	1.31%
Average balance during the year	$ **5,713,000**	$ 4,944,000
Average interest rate during the year	**1.42%**	1.79%
Maximum month end balance during the year	$ **7,324,000**	$ 5,976,000

Note 11 – Federal Home Loan Bank Advances

At December 31, 2003, the Bank had advances from the Federal Home Loan Bank with fixed interest rates ranging from 1.22% to 6.63%, with an average interest rate of 2.49%. The Bank also had $6,000,000 in variable rate advances as of December 31, 2003, with an average rate of 1.11%. Maturities for all advances outstanding at December 31, 2003 ranged from January 2004 to May 2006. Advances were secured by specific mortgage loans with a carrying value of approximately $45,354,000 and $47,249,000 at December 31, 2003 and 2002, respectively. Penalties are charged on advances that are paid prior to maturity. The Bank prepaid $3,000,000 of advances incurring a prepayment penalty of $156,000 in 2003. No advances were paid prior to maturity in 2002 or 2001.

The scheduled maturities of advances from the Federal Home Loan Bank at December 31, 2003 are as follows:

2004	**$ 17,250,000**
2005	**13,500,000**
2006	**3,000,000**
Total	**$ 33,750,000**

Note 12 – Income Taxes

Information as of December 31 and for the year follows:

	2003	2002	2001
Provision for Income Taxes			
Current federal income tax expense	**$ 693,000**	$ 540,000	$ 589,000
Deferred federal income tax expense	**22,000**	123,000	1,000
Income tax expense	**$ 715,000**	$ 663,000	$ 590,000
Reconciliation of Income Tax Provision to Statutory Rate			
Income tax computed at statutory federal rate of 34%	**$ 957,000**	$ 784,000	$ 696,000
Tax exempt interest income	**(160,000)**	(158,000)	(155,000)
Reduction in accrued tax liability	**(113,000)**	—	—
Nondeductible interest expense	**14,000**	21,000	31,000
Other items	**17,000**	16,000	18,000
Income tax expense	**$ 715,000**	$ 663,000	$ 590,000
Effective income tax rate	**25%**	29%	29%

Components of Deferred Tax Assets and Liabilities	**2003**	2002
Deferred tax assets:		
Allowance for loan losses	**$ 478,000**	$ 475,000
Deferred loan costs	**48,000**	89,000
Postretirement benefits obligation	**62,000**	52,000
Writedowns on other real estate	**54,000**	2,000
Amortization of insurance agency book of business	—	50,000
Deferred compensation	**21,000**	29,000
Other	**76,000**	49,000
Total deferred tax assets	**739,000**	746,000
Deferred tax liabilities:		
Unrealized appreciation on securities available for sale	**266,000**	276,000
Depreciation	**165,000**	181,000
Loan servicing rights	**150,000**	130,000
Other	**89,000**	78,000
Total deferred tax liabilities	**670,000**	665,000
Net deferred tax asset	**$ 69,000**	$ 81,000

A valuation allowance related to deferred taxes is recognized when it is considered more likely than not that part or all of the deferred tax benefits will not be realized. Management has determined that no such allowance was required at December 31, 2003 and 2002.

Note 13 – Related Party Transactions

Loans to principal officers, directors and their affiliates were as follows at December 31:

	2003	2002
Beginning of year	**$ 3,298,000**	$ 2,854,000
New loans	**982,000**	1,074,000
Repayments	**(1,262,000)**	(304,000)
Effect of changes in related parties	**—**	(326,000)
End of year	**$ 3,018,000**	$ 3,298,000

Deposits from principal officers, directors, and their affiliates were $5,013,088 and $3,826,000 at December 31, 2003 and 2002, respectively.

Note 14 – Employee Benefit Plans

401(k) Plan:
The 401(k) plan allows employee contributions up to 15% of their compensation. Matching company contributions to the plan are discretionary. Expense to this plan was $45,000, $62,000 and $14,000 in 2003, 2002 and 2001, respectively.

Employee Stock Ownership Plan:
Employees participate in an Employee Stock Ownership Plan (the "ESOP"). In 2000, the ESOP borrowed $91,000 from the Bank and used the funds to acquire 5,100 shares of ChoiceOne common stock at $17.78 per share. These amounts have been adjusted for stock splits and dividends in 2001 and 2002. ChoiceOne makes discretionary contributions to the ESOP, as well as paying dividends on unallocated shares to the ESOP, and the ESOP uses funds it receives to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. Dividends on allocated shares increase the participant accounts.

Participants become fully vested upon completion of six years of qualifying service. Participants receive the shares at the end of employment. A participant may require stock received to be repurchased unless the stock is traded on an established market. Contributions from ChoiceOne to the ESOP during 2003, 2002, and 2001 were $23,000, $23,000, and $23,000, respectively. Expense for 2003, 2002, and 2001, was $14,000, $14,000, and $14,000, respectively.

Shares held by the ESOP were as follows:

	2003	2002	2001
Shares allocated to participants	**3,570**	2,550	1,530
Shares unallocated	**1,530**	2,550	3,570
Total shares of ChoiceOne stock held by ESOP	**5,100**	5,100	5,100
Fair value of unallocated shares as of December 31	**$ 26,000**	$ 36,000	$ 48,000
Fair value of allocated shares subject to repurchase obligation	**$ 59,000**	$ 36,000	$ 20,000

Postretirement Benefits Plan:
Information regarding the postretirement benefits plan as of December 31 and for the year follows:

	2003	2002	2001
Accumulated benefit obligation	**$ 146,000**	$ 125,000	$ 115,000
Accrued benefit cost	**181,000**	153,000	154,000
Postretirement benefit expense	**28,000**	(1,000)	(1,000)
Employer contributions	**32,000**	17,000	15,000
Participant contributions	**36,000**	38,000	34,000
Benefits paid	**40,000**	56,000	50,000
Actuarial assumption - discount rate on benefit obligation	**6.0%**	6.5%	8.0%

The trend for annual increases in health care costs was assumed to be 8% for the year beginning January 1, 2004, dropping 1% annually to an annual rate of 6% for the year beginning January 1, 2006 and each year thereafter. The effect of a 1% increase or decrease in the assumed health care cost trend rate would have an immaterial impact on the combined service and interest cost components of net periodic postretirement health care benefits cost and the accumulated benefit obligation for health care benefits.

Deferred Compensation Plan:
A deferred compensation plan covers one former executive officer. Under the plan, ChoiceOne pays this individual the amount of compensation deferred plus interest over 10 years beginning with the individual's termination of service. A liability has been accrued for the obligation under this plan. ChoiceOne incurred deferred compensation plan expense of $2,000, $6,000, and $5,000 in 2003, 2002, and 2001, respectively, which resulted in a deferred compensation liability of $61,000 and $84,000 as of year-end 2003 and 2002, respectively. ChoiceOne has purchased life insurance on the participant. The cash surrender value of such insurance was $156,000 and $152,000 at year-end 2003 and 2002, respectively, and is included in other assets.

Note 15 - Stock Options

Options to buy stock are granted to key employees under an incentive stock option plan to provide them with an additional equity interest in ChoiceOne. The plan provides for issuance of up to 60,775 options. The exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is 10 years and options vest over 3 years. A summary of the activity in the plan is as follows:

	2003		2002		2001	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Options outstanding, beginning of year	**20,314**	**$13.31**	15,194	$13.16	15,194	$13.16
Options granted	**4,900**	**14.38**	5,330	13.76	—	—
Options exercised	—	—	—	—	—	—
Options forfeited or expired	**(725)**	**13.88**	(210)	13.70	—	—
Options outstanding, end of year	**24,489**	**$13.51**	20,314	$13.31	15,194	$13.16
Options exercisable at December 31	**18,666**		16,474		15,194	
Weighted average fair value of options granted during year	**$1.84**		$2.21		$ —	

The exercise price for options outstanding at the end of 2003 ranged from $13.16 to $14.38 per share. The weighted average remaining contractual life of options outstanding at the end of 2003 was approximately 5.4 years. The numbers of options and exercise prices have been adjusted for all stock dividends and splits.

Note 16 - Earnings Per Share

The factors used in the earnings per share computation follow:

	2003	2002	2001
Basic			
Net income	$ 2,101,000	$ 1,643,000	$ 1,458,000
Weighted average common shares outstanding	1,554,600	1,544,248	1,531,207
Basic earnings per common share	$ 1.35	$ 1.06	$ 0.95

	2003	2002	2001
Diluted			
Net income	$ 2,101,000	$ 1,643,000	$ 1,458,000
Weighted average common shares outstanding	1,554,600	1,544,248	1,531,207
Plus dilutive effect of assumed exercises of stock options	2,636	1,242	118
Average shares and dilutive potential common shares	1,557,236	1,545,490	1,531,325
Diluted earnings per common share	$ 1.35	$ 1.06	$ 0.95

Weighted average common shares have been adjusted for stock dividends and stock splits.

Note 17 - Other Comprehensive Income

Other comprehensive income components and related taxes follow:

	2003	2002	2001
Unrealized holding gains on available for sale securities	$ 29,000	$ 599,000	$ 86,000
Reclassification adjustments for gains included in net income	(61,000)	(60,000)	(9,000)
Net unrealized gains and losses	(32,000)	539,000	77,000
Tax effect	11,000	(184,000)	(27,000)
Total other comprehensive income (loss)	$ (21,000)	$ 355,000	$ 50,000

Note 18 – Condensed Financial Statements of Parent Company

Condensed Balance Sheets

	December 31	
	2003	2002
Assets		
Cash	$ 41,000	$ 48,000
Securities available for sale	50,000	17,000
Other assets	31,000	88,000
Investment in ChoiceOne Bank	20,505,000	19,330,000
Total assets	$ 20,627,000	$ 19,483,000
Liabilities		
Mandatory redeemable shares under Employee Stock Ownership Plan, at fair value	$ 59,000	$ 36,000
Other liabilities	—	88,000
Total liabilities	59,000	124,000
Shareholders' equity	20,568,000	19,359,000
Total liabilities and shareholders' equity	$ 20,627,000	$ 19,483,000

Condensed Statements of Income

	Years Ended December 31		
	2003	2002	2001
Dividends from ChoiceOne Bank	**$ 973,000**	$ 836,000	$ 830,000
Gain on sale of securities	**23,000**	49,000	—
Dividends from other securities	**—**	1,000	5,000
Total income	**996,000**	886,000	835,000
Other expenses	**96,000**	124,000	72,000
Income before income tax and equity in undistributed net income of subsidiary	**900,000**	762,000	763,000
Income tax benefit	**26,000**	25,000	23,000
Income before equity in undistributed net income of subsidiary	**926,000**	787,000	786,000
Equity in undistributed net income of subsidiary	**1,175,000**	856,000	672,000
Net income	**$ 2,101,000**	$ 1,643,000	$ 1,458,000

Condensed Statements of Cash Flows

	Years Ended December 31		
	2003	2002	2001
Cash flows from operating activities:			
Net income	**$ 2,101,000**	$ 1,643,000	$ 1,458,000
Adjustments to reconcile net income to net cash from operating activities:			
Equity in undistributed net income of subsidiary	**(1,175,000)**	(856,000)	(672,000)
Gain on sales of securities	**(23,000)**	(49,000)	—
Changes in other assets	**57,000**	(87,000)	(1,000)
Changes in liabilities	**(85,000)**	71,000	8,000
Net cash from operating activities	**875,000**	722,000	793,000
Cash flows from investing activities:			
Purchase of investment securities	**(50,000)**	—	(150,000)
Sales proceeds of investment securities	**31,000**	200,000	—
Net cash from (used in) investing activities	**(19,000)**	200,000	(150,000)
Cash flows from financing activities:			
Issuance of stock	**218,000**	179,000	179,000
Repurchase of stock	**(22,000)**	(51,000)	(5,000)
Dividends paid	**(1,059,000)**	(1,040,000)	(998,000)
Net cash used in financing activities	**(863,000)**	(912,000)	(824,000)
Net change in cash and cash equivalents	**(7,000)**	10,000	(181,000)
Beginning cash and cash equivalents	**48,000**	38,000	219,000
Ending cash and cash equivalents	**$ 41,000**	$ 48,000	$ 38,000

Note 19 – Financial Instruments

Financial instruments as of December 31 were as follows:

	2003		2002	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ **4,722,000**	$ **4,722,000**	$ 6,471,000	$ 6,471,000
Interest-bearing deposits at other institutions	—	—	100,000	102,000
Securities available for sale	**38,149,000**	**38,149,000**	21,491,000	21,491,000
Other securities	**2,722,000**	**2,722,000**	2,620,000	2,620,000
Loans held for sale	—	—	1,214,000	1,230,000
Loans, net	**161,158,000**	**161,998,000**	171,636,000	172,416,000
Liabilities:				
Demand, savings and money market deposits	**73,664,000**	**73,664,000**	62,901,000	62,901,000
Time deposits	**72,599,000**	**74,165,000**	89,878,000	91,873,000
Federal funds purchased	**7,882,000**	**7,882,000**	—	—
Repurchase agreements	**5,305,000**	**5,305,000**	5,876,000	5,876,000
FHLB advances	**33,750,000**	**34,094,000**	32,791,000	33,612,000

The estimated fair values approximate the carrying amounts for all assets and liabilities except those described later in this paragraph. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on the rates charged at December 31 for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. The estimated fair values for time deposits and FHLB advances are based on the rates paid at December 31 for new deposits or FHLB advances, applied until maturity. The estimated fair values for other financial instruments and off-balance sheet loan commitments are considered nominal.

Note 20 – Off-Balance Sheet Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customers' financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk was as follows at December 31:

	2003		2002	
	Fixed Rate	**Variable Rate**	Fixed Rate	Variable Rate
Unused lines of credit and letters of credit	$ **5,632,000**	$ **14,970,000**	$ 3,134,000	$ 14,394,000
Commitments to fund loans (at market rates)	**1,933,000**	**3,184,000**	2,593,000	2,025,000

Commitments to fund loans are generally made for periods of 180 days or less. The fixed rate loan commitments have interest rates ranging from 3.88% to 7.50% and maturities ranging from 6 months to 30 years.

Note 21 – Regulatory Capital

ChoiceOne Financial Services, Inc. and ChoiceOne Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and expansion, and plans for capital restoration are required. At year-end 2003 and 2002, the most recent regulatory modifications categorized ChoiceOne and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that modification that management believes have changed the institutions' category.

Actual capital levels (in thousands) and minimum required levels (in thousands) were as follows:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
Total capital (to risk weighted assets)						
Consolidated	$ **21,934**	**13.9%**	$ **12,666**	**8.0%**	$ **15,833**	**10.0%**
Bank	**21,871**	**13.8**	**12,660**	**8.0**	**15,825**	**10.0**
Tier 1 capital (to risk weighted assets)						
Consolidated	**19,975**	**12.6**	**6,333**	**4.0**	**9,500**	**6.0**
Bank	**19,912**	**12.6**	**6,330**	**4.0**	**9,495**	**6.0**
Tier 1 capital (to average assets)						
Consolidated	**19,975**	**9.5**	**8,370**	**4.0**	**10,463**	**5.0**
Bank	**19,912**	**9.5**	**8,370**	**4.0**	**10,463**	**5.0**
December 31, 2002						
Total capital (to risk weighted assets)						
Consolidated	$ 20,556	12.6%	$ 13,051	8.0%	$ 16,314	10.0%
Bank	20,531	12.6	13,043	8.0	16,303	10.0
Tier 1 capital (to risk weighted assets)						
Consolidated	18,543	11.4	6,526	4.0	9,788	6.0
Bank	18,520	11.4	6,521	4.0	9,782	6.0
Tier 1 capital (to average assets)						
Consolidated	18,543	8.7	8,523	4.0	10,654	5.0
Bank	18,520	8.7	8,534	4.0	10,668	5.0

Banking regulations limit capital distributions by state-chartered banks. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At December 31, 2003, approximately $3,676,000 is available to pay dividends to the holding company. The Bank is also subject to state regulations restricting the amount of dividends payable to the holding company. At December 31, 2003, the Bank had $6,857,000 of retained earnings available for dividends under these regulations. The Company's ability to pay dividends is dependent on the Bank, which is restricted by state law and regulations. These regulations pose no practical restrictions to paying dividends at historical levels.

Note 22 – Quarterly Financial Data (Unaudited)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share Basic	Earnings Per Share Fully Diluted
2003					
First Quarter	**$ 3,239,000**	**$ 1,980,000**	**$ 506,000**	**$ 0.33**	**$ 0.33**
Second Quarter	**3,127,000**	**1,970,000**	**505,000**	**0.32**	**0.32**
Third Quarter	**3,041,000**	**1,942,000**	**558,000**	**0.36**	**0.36**
Fourth Quarter	**2,923,000**	**1,883,000**	**532,000**	**0.34**	**0.34**
2002					
First Quarter	$ 3,572,000	$ 1,920,000	$ 431,000	$ 0.28	$ 0.28
Second Quarter	3,611,000	2,021,000	310,000	0.20	0.20
Third Quarter	3,627,000	2,118,000	377,000	0.24	0.24
Fourth Quarter	3,459,000	2,047,000	525,000	0.34	0.34
2001					
First Quarter	$ 4,215,000	$ 1,902,000	$ 425,000	$ 0.28	$ 0.28
Second Quarter	4,073,000	1,876,000	281,000	0.18	0.18
Third Quarter	4,036,000	1,920,000	351,000	0.23	0.23
Fourth Quarter	3,797,000	1,905,000	401,000	0.26	0.26

The increase in ChoiceOne's quarterly net income from 2002 to 2003 was due to a reduced provision for loan losses and lower noninterest expenses. The provision for loan losses was $535,000 lower in the fourth quarter of 2003 versus that of fourth quarter 2002. Interest income and net interest income in 2003 trended down each quarter due to a lower interest rate environment during 2003.

The increase in ChoiceOne's quarterly net income from 2001 to 2002 was due to an improved net interest income and higher noninterest income during 2002 compared to 2001. The Company saw exceptional gains from the sale of mortgage loans in fourth quarter 2002 compared to fourth quarter 2001. Offsetting this exceptional income in fourth quarter 2002 was the provision for loan losses being $232,000 higher than the same period of 2001.

Crowe™

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
of ChoiceOne Financial Services, Inc., Sparta, Michigan

We have audited the accompanying consolidated balance sheets of ChoiceOne Financial Services, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ChoiceOne Financial Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Grand Rapids, Michigan
March 3, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ChoiceOne Financial Services, Inc.

The following discussion is designed to provide a review of the consolidated financial condition and results of operations of ChoiceOne Financial Services, Inc. ("ChoiceOne"), and its wholly-owned subsidiaries, ChoiceOne Bank (the "Bank"), ChoiceOne Insurance Agencies, Inc. (the "Insurance Agency"), and ChoiceOne Mortgage Company of Michigan (the "Mortgage Company"). This discussion should be read in conjunction with the consolidated financial statements and related footnotes.

FORWARD-LOOKING STATEMENTS

This discussion and other sections of this annual report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and ChoiceOne itself. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," "may," "could," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, ChoiceOne undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Risk factors include, but are not limited to, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behavior as well as their ability to repay loans; changes in the local and national economies; and various other local and global uncertainties such as acts of terrorism and military actions. These are representative of the risk factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The purpose of this section of the annual report is to provide a narrative discussion about the Company's financial condition and results of operations during 2003. Management's discussion and analysis of financial condition and the results of operations as well as disclosures found elsewhere in the annual report are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. One material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. Actual results could differ from those estimates.

Allowance for loan losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans, assessments of the impact of current and anticipated economic conditions on the portfolio and historical loss experience of seasoned loan portfolios. See Notes 1 and 5 to the Consolidated Financial Statements for additional information.

Management believes the accounting estimate related to the allowance for loan losses is a "critical accounting estimate" because (1) the estimate is highly susceptible to change from period to period because of assumptions concerning the changes in the types and volumes of the portfolios and anticipated economic conditions and (2) the impact of recognizing an impairment or loan loss could have a material effect on the Company's assets reported on the balance sheet as well as its net income. Management has discussed the development of this critical accounting estimate with the Board of Directors and the Audit Committee of the Board of Directors has reviewed the Company's disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Loan Servicing Rights

Loan servicing rights represent the estimated value of servicing loans that are sold with servicing retained by the Company. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Management's accounting treatment of loan servicing rights is estimated based on current prepayment speeds which are typically market driven. See Note 4 to the Consolidated Financial Statements for additional information regarding activity within loan servicing rights.

Management believes the accounting estimate related to loan servicing rights is a "critical accounting estimate" because (1) the estimate is highly susceptible to change from period to period because of significant changes within long term interest rates affecting the prepayment speeds for current loans being serviced and (2) the impact of recognizing an impairment loss could have a material effect on the Company's net income. Management has obtained a third-party valuation of its loan servicing rights to corroborate its current carrying value at the end of each reporting period. The Board of Directors and the Audit Committee are satisfied with the Company's disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESULTS OF OPERATIONS

Summary

Net income for 2003 was $2,101,000, which represented a $458,000 or 28% increase from 2002. The increase in net income was due to a reduced provision for loan losses and reduced noninterest expense. A lower loan loss provision was based on a lower level of nonperforming and substandard loans throughout 2003 compared to the prior year. Significant recoveries made within consumer loans also allowed the Bank to decrease the provision as compared to 2002. Noninterest expense declined due to the discontinuance of expenses associated with the Plainfield and Sparta Great Day branch offices, which were closed in September 2002 and September 2003, respectively. The Insurance Agency sold its Grand Rapids book of business and other assets in January 2003, which also reduced noninterest expenses in 2003 as compared to the prior year.

Return on average assets was 1.01% for 2003, compared to 0.79% for 2002 and 0.73% in 2001. Return on average shareholders' equity was 10.48% for 2003, compared to 8.78% for 2002 and 8.07% in 2001.

	Year ended December 31		
	2003	2002	2001
Net interest income	**$ 7,775,000**	$ 8,106,000	$ 7,603,000
Provision for loan losses	**(400,000)**	(1,270,000)	(1,003,000)
Noninterest income	**3,109,000**	3,657,000	2,646,000
Noninterest expense	**(7,668,000)**	(8,187,000)	(7,198,000)
Income tax expense	**(715,000)**	(663,000)	(590,000)
Net income	**$ 2,101,000**	$ 1,643,000	$ 1,458,000

Net income for 2002 was $1,643,000, which represented a $185,000 or 13% increase from 2001. The increase in net income was due to increased net interest income and increased noninterest income, offset by a higher provision for loan losses and higher noninterest expense. The increase in net interest income was primarily due to earning asset growth and a change in the Bank's mix of interest bearing deposits for 2002 compared to 2001. Also, the rates paid on deposits and other funding sources fell faster than the yields earned on loans and securities. Higher customer service fees, insurance commissions, and gains from the sale of loans and securities provided the growth in noninterest income in 2002. The higher provision for loan losses was primarily due to significant charge-offs in 2002 and a higher level of nonperforming and substandard loans. Noninterest expense rose due to salaries and benefits for several new employees, higher commissions paid to mortgage originators and insurance agents, higher occupancy expense and additional legal fees in 2002 over 2001.

Dividends

Cash dividends of $1,059,000, or $0.68 per common share were declared in 2003, compared to $0.67 per common share in 2002. The dividend yield on ChoiceOne's common stock was 4.49% in 2003 compared to 4.78% in 2002. The cash dividend payout percentage was 50% for 2003 compared to 63% for the prior year.

ChoiceOne's Board of Directors declared a 5% stock dividend payable on common stock in April 2002. The dividend was paid in May 2002 and earnings per share data for all periods presented have been adjusted for this stock dividend.

ChoiceOne's principal source of funds to pay cash dividends is the earnings of the Bank. The availability of these earnings is dependent upon the capital needs, regulatory constraints and other factors involving the Bank. Regulatory constraints include the maintenance of minimum capital ratios and limits based on net income and retained earnings of the Bank for the past three years. ChoiceOne expects to pay quarterly cash dividends in 2004 to shareholders based on the actual earnings of the Bank.

Net Interest Income

As shown in Tables 1 and 2, tax equivalent net interest income decreased $328,000 in 2003 compared to 2002. This is primarily because the Bank's interest-earning assets have repriced downward faster than the Bank's interest-bearing liabilities. The income impact from a smaller loan portfolio was greater than the additional income from an increased security portfolio. A change in the funding mix by growth in interest-bearing demand deposits has helped reduce interest expense, but not enough to offset the lower interest income compared to 2002.

Table 1 – Average Balances and Tax-Equivalent Interest Rates

	Year ended December 31								
	2003			2002			2001		
	Average Balance	**Interest**	**Rate**	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets									
Loans (1) (2)	**$ 165,224**	**$ 11,100**	**6.72%**	$ 174,135	$ 13,250	7.61%	$ 172,018	$ 15,212	8.84%
Taxable securities (3)	**20,472**	**776**	**3.85**	12,347	603	4.93	7,319	441	6.03
Tax exempt securities (1) (3)	**10,693**	**689**	**6.79**	9,525	653	7.15	8,640	635	7.35
Other	**700**	**8**	**1.14**	295	3	1.02	1,651	70	4.24
Interest-earning assets	**197,089**	**12,573**	**6.41**	196,302	14,509	7.41	189,628	16,358	8.63
Noninterest-earning assets (4)	**10,567**			11,489			10,927		
Total assets	**$ 207,656**			$ 207,791			$ 200,555		
Liabilities and Shareholders' Equity									
Interest-bearing demand deposits	**$ 42,239**	**591**	**1.40%**	$ 35,422	625	1.76%	$ 29,338	780	2.66%
Savings deposits	**9,081**	**56**	**0.62**	8,441	73	0.86	7,954	90	1.13
Time deposits	**81,594**	**2,600**	**3.19**	81,466	3,361	4.13	84,280	4,981	5.91
FHLB advances	**28,416**	**1,206**	**4.24**	36,489	1,942	5.32	39,189	2,495	6.37
Other	**7,470**	**102**	**1.37**	8,290	162	1.95	5,192	172	3.29
Interest-bearing liabilities	**168,800**	**4,555**	**2.70**	170,108	6,163	3.62	165,953	8,518	5.13
Demand deposits	**17,027**			16,262			14,424		
Other noninterest-bearing liabilities	**1,784**			2,718			2,120		
Shareholders' equity	**20,045**			18,703			18,058		
Total liabilities and shareholders' equity	**$ 207,656**			$ 207,791			$ 200,555		
Net interest income (tax-equivalent basis) – interest spread		**8,018**	**3.71%**		8,346	3.79%		7,840	3.50%
Tax-equivalent adjustment (1)		**(243)**			(240)			(237)	
Net interest income		**$ 7,775**			$ 8,106			$ 7,603	
Net interest income as a percentage of earning assets (tax-equivalent basis)			**4.07%**			4.25%			4.13%

(1) Interest on nontaxable securities and loans has been adjusted to a fully tax-equivalent basis to facilitate comparison to the taxable interest-earning assets. The adjustment uses an incremental tax rate of 34% for the years presented.

(2) Interest on loans included net origination fees charged on loans of approximately $369,000, $625,000, and $801,000, in 2003, 2002, and 2001, respectively.

(3) The average balance includes the effect of unrealized gains or losses on securities, while the average rate was computed on the average amortized cost of the securities.

(4) Noninterest-earning assets include loans on a nonaccrual status which averaged approximately $2,647,000, $2,551,000, and $1,090,000, in 2003, 2002, and 2001, respectively.

The average balance of loans decreased $8.9 million in 2003 compared to 2002. The lower rate environment greatly reduced the yield earned on all new loans originated in 2003 and certain variable rate loans indexed to prime or the U.S. Treasury note. The lower yields, in addition to a smaller loan portfolio, caused interest income to drop $2,150,000 in 2003 compared to 2002. The average balance of investment securities grew $9.3 million in 2003, which was offset by lower earning yields thereby causing interest income to increase $209,000 from 2002.

The average balance of deposits grew $8.4 million from 2002 to 2003 as interest-bearing demand deposits increased $6.8 million, noninterest-bearing demand deposits increased $0.8 million, and savings deposits increased $0.6 million. This change is consistent with management's strategy of growing lower-cost transaction accounts. Time deposits remained fairly consistent from 2002 to 2003. As illustrated in Table 2, the growth in demand and savings deposit accounts increased interest expense $131,000 in 2003; however, lower rates paid on all types of deposit accounts caused interest expense to decrease $949,000 in 2003. An $8.1 million decrease in average advances from the Federal Home Loan Bank coupled with significantly lower rates paid on new advances caused the Bank's interest expense to decrease $736,000 from 2002. Lower federal funds purchased and decreased rates paid on overnight borrowing allowed interest expense from other interest bearing liabilities to drop $60,000 in 2003.

As shown in Table 1, tax-equivalent net interest spread slid 8 basis points down from 3.79% in 2002 to 3.71% in 2003. The rate earned on interest-earning assets decreased 100 basis points from 7.41% in 2002 to 6.41% in 2003. The rate paid on interest-bearing liabilities dropped 92 basis points from 3.62% in 2002 to 2.70% in 2003. In 2002, tax-equivalent net interest spread increased 29 basis points from 3.50% in 2001 to 3.79% in 2002. The rate earned on interest-earning assets fell 122 basis points from 8.63% in 2001 to 7.41% in 2002. The rate paid on interest-bearing liabilities tumbled 151 basis points from 5.13% in 2001 to 3.62% in 2002.

Table 2 – Changes in Tax-Equivalent Net Interest Income

	Year ended December 31					
	2003 Over 2002			2002 Over 2001		
	Total	**Volume**	**Rate**	Total	Volume	Rate
	(Dollars in Thousands)					
Increase (decrease) in interest income (1)						
Loans (2)	**$ (2,150)**	**$ (653)**	**$ (1,497)**	$(1,962)	$ 190	$(2,152)
Taxable securities	**173**	**198**	**(25)**	162	197	(35)
Nontaxable securities (2)	**36**	**73**	**(37)**	18	36	(18)
Other	**5**	**4**	**1**	(67)	(57)	(10)
Net change in tax-equivalent income	**(1,936)**	**(378)**	**(1,558)**	(1,849)	366	(2,215)
Increase (decrease) in interest expense (1)						
Interest-bearing transaction accounts	**(34)**	**125**	**(159)**	(155)	180	(335)
Savings deposits	**(17)**	**6**	**(23)**	(17)	6	(23)
Time deposits	**(761)**	**6**	**(767)**	(1,620)	(182)	(1,438)
Federal Home Loan Bank advances	**(736)**	**(448)**	**(288)**	(553)	(177)	(376)
Other	**(60)**	**(17)**	**(43)**	(10)	119	(129)
Net change in interest expense	**(1,608)**	**(328)**	**(1,280)**	(2,355)	(54)	(2,301)
Net change in tax-equivalent net interest income	**$ (328)**	**$ 50**	**$ (279)**	$ 506	$ 420	$ 86

(1) The volume variance is computed as the change in volume (average balance) multiplied by the previous year's interest rate. The rate variance is computed as the change in interest rate multiplied by the previous year's volume (average balance). The change in interest due to both volume and rate has been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2) Interest on nontaxable securities and loans has been adjusted to a fully tax-equivalent basis using an incremental tax rate of 34% for the years presented.

As illustrated in Table 2, tax equivalent net interest income increased $506,000 in 2002 compared to 2001. This is partly because the Bank's interest-bearing liabilities repriced downward faster than the Bank's interest-earning assets. The Bank experienced moderate growth in both its security and loan portfolios which helped boost interest margin over 2001. Increased demand and savings deposits and federal funds purchased offset balance decreases in time deposits and advances from the FHLB during 2002.

Management anticipates that net interest income in 2004 will depend on the Bank's ability to match asset growth with the right mix of deposits and short and long term borrowings. Payoffs of existing loans and securities in 2004 will hurt interest income as new loans originated and new securities purchased more than likely will be at lower rates than existing assets. Deposit rates will be dictated by local market conditions and management will be aggressively pursuing growth of its core deposits in 2004 to maintain a low cost of funds. Brokered time deposits and advances from the FHLB may be used if core deposit growth is insufficient to fund the Company's asset growth.

Allowance and Provision For Loan Losses

Information regarding the allowance and provision for loan losses can be found in Table 3 and in Note 5 to the Consolidated Financial Statements. As indicated in Table 3, the provision for loan losses was $870,000 lower in 2003 than in 2002. Management reduced the provision as a result of the lower levels of nonaccrual, substandard and delinquent loans during 2003. In addition, increased recoveries received in 2003 allowed management to scale back its provision during the year.

As shown in Table 3, consumer loan net charge-offs decreased $499,000 in 2003 versus 2002, mortgage loan net charge-offs increased $51,000 in 2003, and commercial loan net charge-offs increased $13,000 from 2002. Commercial loan charge-offs in 2003 included three significant substandard loan charge-offs totaling $372,000 that were charged off due to insolvency of the borrowers. These loans were 66% reserved at the end of 2002. Mortgage loan charge-offs included some subprime mortgages that held insufficient collateral at the time of foreclosure. Management no longer originates these types of credits. A change in the Bank's collection personnel and process precipitated the highest total recoveries in the past five years. The ratio of net charge-offs as a percentage of loans decreased significantly from 0.62% in 2002 to 0.39% in 2003 and the allowance as a percentage of total loans is lower (1.21%) at the end of 2003, compared to the end of 2002 (1.26%) reflecting the improved credit quality within the loan portfolio.

Table 3 – Provision and Allowance For Loan Losses

	2003	2002	2001	2000	1999
Provision for loan losses	**$ 400,000**	$ 1,270,000	$ 1,003,000	$ 1,075,000	$ 625,000
Net charge-offs:					
Commercial loans	**$ 454,000**	$ 441,000	$ 554,000	$ 282,000	$ 260,000
Real estate mortgages	**51,000**	—	188,000	100,000	—
Consumer loans	**132,000**	631,000	349,000	499,000	309,000
Total	**$ 637,000**	$ 1,072,000	$ 1,091,000	$ 881,000	$ 569,000
Allowance for loan losses at year end	**$ 1,974,000**	$ 2,211,000	$ 2,013,000	$ 2,101,000	$ 1,907,000
Allowance for loan losses as a percentage of:					
Total loans as of year end	**1.21%**	1.26%	1.21%	1.20%	1.14%
Nonaccrual loans, accrual loans past due 90 days or more and troubled debt restructurings	**99%**	80%	88%	75%	93%
Ratio of net charge-offs to average total loans outstanding during the year	**0.39%**	0.62%	0.63%	0.51%	0.38%
Loan recoveries as a percentage of prior year's charge-offs	**27%**	14%	19%	16%	15%

Based on the current state of the economy and a recent review of the loan portfolio, management believes that the allowance for loan losses as of December 31, 2003, is adequate to absorb probable losses. As charge-offs, changes in the level of nonperforming loans, and changes within the composition of the loan portfolio occur, the provision and allowance for loan losses will be reviewed by the Bank's management and adjusted as necessary.

Noninterest Income

Total noninterest income decreased $548,000 or 15% in 2003, compared to a $1,011,000 or 38% increase in 2002. Insurance and investment commissions decreased due to the sale of the Grand Rapids division of the Insurance Agency in January 2003. Gains received from the sale of loans decreased somewhat in 2003 due to the slowdown in mortgage refinancing during the third and fourth quarters of the year. In 2003, the Mortgage Company sold $37 million of loans to the secondary market versus $41 million during 2002. Servicing fee income is reported net of servicing right amortization expense and resulted in a negative $4,000 for 2003 due to borrowers paying off their serviced mortgages faster than management's estimate of loan servicing term. Other noninterest income was higher in 2003 due to a record amount of contingency income realized from the Insurance Agency and a substantial recovery of legal fees from our insurance carrier.

Management anticipates that noninterest income may decline in 2004 due to reduced mortgage refinancing activity, which may be offset by growth in insurance and investment commissions and loan servicing fees.

Noninterest Expense

Total noninterest expense decreased $519,000 or 6% in 2003 versus 2002, compared to a $989,000 or 14% increase in 2002 over 2001. Salaries and benefits decreased slightly due to the loss of personnel from the Grand Rapids division of the Insurance Agency and fewer commissions paid to mortgage producers and insurance producers. Higher incentive bonuses and increased employee health insurance cost offset the reduced salaries in 2003. Occupancy expense was significantly lower in 2003, as the Bank closed its Plainfield branch office and Sparta Great Day Office in September 2002 and September 2003, respectively. Management declined to renew its lease agreements at both offices due to insufficient growth in deposits. Professional services decreased slightly over the prior year as 2002 had higher legal fees resulting from litigation with two former employees of the Insurance Agency. The $156,000 of prepayment penalties incurred on the early payoff of $3 million of high-rate advances from the Federal Home Loan Bank was done to reduce the Bank's cost of funds in 2004 and 2005. Other noninterest expense was lower in 2003 due to fewer bad check charge-offs by the Bank and lower amortization expense for the Insurance Agency's book of business.

Management anticipates that noninterest expense in 2004 will be consistent with that of 2003 and depend on the management of existing personnel, buildings, and key data processing systems.

FINANCIAL CONDITION

Securities

The security portfolio increased approximately $16.7 million or 78% from December 31, 2002 to December 31, 2003. A mix of almost $23 million in government agency, municipal, mortgage-backed, and corporate securities were purchased to maintain asset size of the Bank and provide liquidity for future loan growth. Approximately $1.8 million in agency and municipal bonds were called or matured and $2.1 million of agency and corporate bonds were sold during 2003. The Bank's Investment Committee continues to monitor the portfolio and purchase securities when deemed prudent. Certain securities are also sold under agreements to repurchase and management plans to continue this practice as a low-cost source of funding. Securities also serve as a source of liquidity for deposit needs.

Loans

The loan portfolio (excluding loans held for sale) decreased approximately $10.7 million or 6% from December 31, 2002 to December 31, 2003. Commercial loans dropped $5.6 million due to reduced demand from local businesses and payoffs of certain substandard loans. Consumer loans decreased $4.9 million since year-end 2002 due to the Bank's decreased emphasis on indirect lending and customers consolidating personal or home equity debt with the refinancing of their mortgages. Residential mortgage loans remained fairly consistent since year-end 2002. A record volume of $76 million of residential mortgage loans were closed by the Mortgage Company and over $34 million was sold to investors in the secondary market. A majority of this record volume was refinanced mortgage loans caused by a record low interest rate environment.

Information regarding impaired loans can be found in Note 5 to the Consolidated Financial Statements included in this report. In addition to its review of the loan portfolio for impaired loans, management also monitors various nonperforming loans. Nonperforming loans are comprised of: (1) loans accounted for on a nonaccrual basis; (2) loans, not included in nonaccrual loans, which are contractually past due 90 days or more as to interest or principal payments; and (3) loans, not included in nonaccrual or past due 90 days or more, which are considered troubled debt restructurings.

The balances of these nonperforming loans as of December 31 were as follows:

	2003	2002
Loans accounted for on a nonaccrual basis	**$ 1,914,000**	$ 2,522,000
Loans contractually past due 90 days or more as to principal or interest payments	**39,000**	210,000
Loans considered troubled debt restructurings	**47,000**	48,000
Total	**$ 2,000,000**	$ 2,780,000

At December 31, 2003, nonaccrual loans included $1.3 million in commercial loans, $380,000 in residential mortgages, and $224,000 in consumer loans. At December 31, 2002, nonaccrual loans included $1.0 million in commercial loans, $1.1 million in residential mortgages, and $400,000 in consumer loans. Management also maintains a list of loans that are not classified as nonperforming loans but where some concern exists as to the borrowers' abilities to comply with the original loan terms. The total balance of these loans was $8,841,000 as of December 31, 2003 compared to $6,987,000 as of December 31, 2002. A slow economy in addition to a more aggressive problem loan identification system increased the number of problem loans at the end of 2003. Management is attempting to work out these problem loans.

Management anticipates that demand for mortgage and consumer loans will pick up slightly in 2004 due to increased marketing efforts advocating new products. Management believes commercial loan demand will increase in 2004 due to favorable national economic data and growth within ChoiceOne's local market.

Deposits and Other Funding Sources

Total deposits decreased $6.5 million or 4% since the end of 2002. The decrease was primarily due to $9.2 million in maturing local time deposits and $8.1 million in brokered time deposits. Growth of $10.2 million in noninterest-bearing checking, interest-bearing checking, and money market accounts and $0.6 million in savings accounts offset the loss of time deposits. This change in the deposit mix is consistent with management's strategy of increasing low-cost transaction accounts. Minimal deposit losses were experienced from the closure of the Bank's Sparta Great Day office during 2003.

The Bank was purchasing federal funds at the end of 2003, in contrast to selling federal funds at the end of 2002. Securities sold under agreements to repurchase decreased $0.6 million since 2002. Advances from the Federal Home Loan Bank ("FHLB") increased by approximately $1 million in 2003. Of these advances, 82% have fixed rates with maturities ranging from January 2004 to December 2006, and 18% of these advances carry a floating rate. Specific residential real estate mortgages were pledged as collateral for these advances at the end of 2003.

Bank management continues to emphasize growth of local deposits through its noninterest-bearing and interest-bearing checking accounts for both commercial and retail customers. If local deposit growth is insufficient to support loan growth and other operating needs in 2004, management anticipates that it will continue to use federal funds, advances from the FHLB, and brokered time deposits to supplement its core deposits.

Shareholders' Equity

Total shareholders' equity increased $1.2 million or 6% since the end of 2002. Equity growth resulted from retained earnings and proceeds from the sale of ChoiceOne's stock, offset by cash dividends paid to shareholders, shares repurchased, and a drop in accumulated other comprehensive income. The net dollar difference between the issuance and repurchase of common stock was $188,000 in 2003 compared to $125,000 in 2002. ChoiceOne repurchased 1,446 shares of its common stock in 2003 compared to 3,546 shares in 2002. ChoiceOne's management anticipates that it may continue to repurchase shares of its common stock in 2004 and retire them.

Note 21 to the Consolidated Financial Statements presents regulatory capital information as of the end of 2003 and 2002. ChoiceOne's capital ratios increased slightly from December 31, 2002 to December 31, 2003. If opportunities for prudent asset growth present themselves in 2004, ChoiceOne's management may grow assets to a greater extent than shareholders' equity. This may cause capital to decrease as a percentage of assets. However, ChoiceOne's management and its Board of Directors do not desire to decrease capital below those levels necessary to be considered "well capitalized."

Table 4 – *Contractual Obligations*

The following table discloses information regarding the maturity of ChoiceOne's contractual obligations:

	Payment Due By Period				
	Total	Less than 1 year	1-3 Years	3-5 Years	Over 5 Years
Federal funds purchased	$ 7,882	$ 7,882	$ —	$ —	$ —
Repurchase agreements	5,305	5,305	—	—	—
Advances from Federal Home Loan Bank	33,750	17,250	16,500	—	—
Operating leases	44	30	14	—	—
Total	$ 46,981	$ 30,467	$ 16,514	$ —	$ —

Liquidity and Interest Rate Risk

ChoiceOne's primary market risk exposure occurs in the form of interest rate risk. Liquidity risk also can have an impact but to a lesser extent. ChoiceOne's business is transacted in U.S. dollars with no foreign exchange risk exposure. Agricultural loans comprise a small portion of ChoiceOne's total assets. Management believes that ChoiceOne's exposure to changes in commodity prices is insignificant.

Liquidity risk deals with ChoiceOne's ability to meet its cash flow requirements. These requirements include depositors desiring to withdraw funds and borrowers seeking credit. Relatively short-term liquid funds exist in the form of lines of credit to purchase federal funds at five of the Bank's correspondent banks. As of December 31, 2003, the amount of federal funds available for purchase from the Bank's correspondent banks totaled $21.5 million. ChoiceOne purchased $7,882,000 of federal funds at the end of 2003. The Bank also has a line of credit with the Federal Reserve Bank of Chicago for $64.6 million secured by ChoiceOne's commercial loans, which is designed to be used for nonrecurring short-term liquidity needs. Longer-term liquidity needs may be met through local deposit growth, maturities of securities, normal loan repayments, advances from the Federal Home Loan Bank, brokered time deposits, and income retention. Approximately $1.7 million of borrowing capacity was available from the Federal Home Loan Bank based on the Mortgage Company's residential mortgages pledged as collateral at year-end 2003. The acquisition of brokered time deposits is not limited as long as the Bank's capital to assets percentage is considered to be "well capitalized."

Interest rate risk is related to liquidity because each is affected by maturing assets and sources of funds. ChoiceOne's Asset/Liability Management Committee (the "ALCO") attempts to stabilize the interest rate spread and avoid possible adverse effects when unusual or rapid changes in interest rates occur. The ALCO uses a simulation model to measure its interest rate risk. The model incorporates changes in interest rates on rate-sensitive assets and liabilities. The degree of rate sensitivity is affected by prepayment assumptions that exist in the assets and liabilities. One method the ALCO uses of measuring interest rate sensitivity is the ratio of rate-sensitive assets to rate-sensitive liabilities. An asset or liability is considered to be rate-sensitive if it matures or otherwise reprices within a given time frame.

Table 5 documents the maturity or repricing schedule for ChoiceOne's rate-sensitive assets and liabilities for selected time periods.

Table 5 – Maturities and Repricing Schedule

	December 31, 2003				
	0-3 Months	3-12 Months	1-5 Years	Over 5 Years	Total
Assets					
Loans	$ 67,161	$ 29,356	$ 60,682	$ 5,933	$ 163,132
Taxable securities	1,159	3,802	18,549	1,267	24,777
Tax exempt securities	—	961	3,567	8,844	13,372
Rate-sensitive assets	68,320	34,119	82,798	16,044	201,281
Liabilities					
Interest-bearing demand deposits	47,189	—	—	—	47,189
Savings deposits	9,187	—	—	—	9,187
Time deposits	14,705	29,680	28,214	—	72,599
Federal Home Loan Bank advances	10,250	7,000	16,500	—	33,750
Federal funds purchased	7,882	—	—	—	7,882
Repurchase agreements	5,305	—	—	—	5,305
Rate-sensitive liabilities	94,518	36,680	44,714	—	175,912
Rate-sensitive assets less rate-sensitive liabilities:					
Asset (liability) gap for the period	$ (26,198)	$ (2,561)	$ 38,084	$ 16,044	$ 25,369
Cumulative asset (liability) gap	$ (26,198)	$ (28,759)	$ 9,325	$ 25,369	

One method the ALCO uses to measure interest rate sensitivity is the one-year repricing gap. ChoiceOne's ratio of rate-sensitive assets to rate-sensitive liabilities that matured or repriced within a one-year time frame was 78% at December 31, 2003, compared to 77% at December 31, 2002. It is the ALCO's goal to have this ratio range between 80% and 120%. The above table places the entire balance of interest-bearing demand deposits, savings deposits,.and repurchase agreements in the shortest repricing term. Although these three categories have the ability to reprice immediately, management has some control over the actual timing or extent of the changes in interest rates on these deposits. The ALCO plans to continue to monitor the ratio of rate-sensitive assets to rate-sensitive liabilities on a monthly basis in 2004. As interest rates change during 2004, the ALCO will attempt to match its maturing assets with corresponding liabilities to maximize ChoiceOne's net interest income.

Another method the ALCO uses to monitor its interest rate sensitivity is to subject rate-sensitive assets and liabilities to interest rate shocks. At year-end 2003, management used a simulation model to subject its assets and liabilities to an immediate 300 basis point increase and an immediate 100 basis point decrease in interest rates. The maturities of loans and mortgage-backed securities were affected by certain prepayment assumptions. Maturities for interest-bearing core deposits were based on an estimate of the period over which they would be outstanding. The maturities of advances from the Federal Home Loan Bank were based on their contractual maturity dates. In the case of variable rate assets and liabilities, repricing dates were used to determine their values. The simulation model measures the effect of the interest rate shock on both net income and shareholders' equity. ChoiceOne's Interest Rate Risk Policy states that the changes in interest rates cannot cause net income to decrease more than 12.5% and cannot cause the value of shareholders' equity to decrease more than 15%. A hypothetical interest rate shock as of December 31, 2003, would have caused net income to increase 3% if rates increased 300 basis points and to decrease 8% if rates decreased 100 basis points. Both changes were within policy limits. The market value of shareholders' equity would decrease 18% if rates rose 300 basis points and would increase 7% if rates fell 100 basis points. The impact of the rate shock for rates rising 300 basis points slightly exceeds the policy limit; however, management believes that the likelihood of an immediate 300 basis point increase in interest rates is remote. The ALCO plans to continue to monitor the effect of changes in interest rates on both net income and shareholders' equity and will make changes in asset and liability maturities as it believes necessary.

CORPORATE AND SHAREHOLDER INFORMATION
ChoiceOne Financial Services, Inc.

Corporate Headquarters
ChoiceOne Financial Services, Inc.
109 East Division Street
Sparta, Michigan 49345
Phone: (616) 887-7366
Fax: (616) 887-7990

Market Makers in ChoiceOne Financial Services, Inc. Stock

Royal Securities
Grand Rapids, Michigan
(616) 459-3317

Stifel Nicolaus & Company, Inc.
Grand Rapids, Michigan
(616) 942-1717
(800) 676-0477

Kellogg Financial Group
Grand Rapids, Michigan
(616) 676-8177

Stock Registrar and Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

Annual Meeting
The annual meeting of shareholders of ChoiceOne Financial Services, Inc., will be held at 7:40 p.m. local time on Thursday, April 29, 2004, at English Hills Terrace in Comstock Park, Michigan.

Subsidiary Information

ChoiceOne Bank
Sparta-Main Office
109 East Division Street
Sparta, Michigan 49345

Sparta-Appletree Office
416 West Division Street
Sparta, Michigan 49345

Cedar Springs Office
4170 Seventeen Mile Road
Cedar Springs, Michigan 49319

Alpine Office
5228 Alpine Avenue NW
Comstock Park, Michigan 49321

ChoiceOne Bank is a member of the Federal Deposit Insurance Corporation and is an Equal Opportunity and Housing Lender.

EQUAL HOUSING
LENDER

ChoiceOne Insurance Agencies, Inc.
Sparta Office
109 East Division Street
Sparta, Michigan 49345

Cedar Springs Office
4170 Seventeen Mile Road
Cedar Springs, Michigan 49319

ChoiceOne Mortgage Company of Michigan
Sparta Office
109 East Division Street
Sparta, Michigan 49345

Directors and Officers
ChoiceOne Financial Services, Inc.

Directors
ChoiceOne Financial Services, Inc.

Frank G. Berris
President and Chief Executive Officer, American Gas & Oil Co., Inc. (Distributor of Petroleum Products)

James A. Bosserd
President and Chief Executive Officer, ChoiceOne Financial Services, Inc. and ChoiceOne Bank

Lawrence D. Bradford
Former President, ChoiceOne Insurance Agencies, Inc.

William F. Cutler, Jr.
Former Vice President, H. H. Cutler Co. (Apparel Manufacturer)

Lewis G. Emmons
President, Emmons Development; President, Brat Development (Real Estate Development)

Stuart Goodfellow
Owner, Goodfellow Vending Services (Vending Company) and Goodfellow Blueberry Farms

Bruce A. Johnson
Vice President and Chief Financial Officer, Spartan Distributors, Inc. (Lawn, Garden, Turf and Irrigation Equipment and Materials)

Paul L. Johnson
President, Falcon Resources, Inc. (Automotive and Furniture Design)

Jon E. Pike
CPA, Chairman, Beene Garter LLP (Certified Public Accountants)

Linda R. Pitsch
Secretary, ChoiceOne Financial Services, Inc.; Senior Vice President – Cashier, ChoiceOne Bank

Andrew W. Zamiara, R.Ph.
President and Manager, Momber Pharmacy and Momber Hallmark

Officers
ChoiceOne Financial Services, Inc.

Jon E. Pike
Chairman of the Board

James A. Bosserd
President and Chief Executive Officer

Louis D. Knooihuizen
Vice President

Linda R. Pitsch
Secretary

Tom Lampen
Treasurer

Officers
Subsidiary - ChoiceOne Bank

Jon E. Pike
Chairman of the Board

James A. Bosserd
President and Chief Executive Officer

Louis D. Knooihuizen
Senior Vice President – Senior Loan Officer

Linda R. Pitsch
Senior Vice President – Cashier

Lee A. Braford
Vice President – Loan Operations

Mary J. Johnson
Vice President – Human Resources

Tom Lampen
Vice President - Chief Financial Officer

Michael F. Feighan
Assistant Vice President – Controller

Robert C. Godfrey
Assistant Vice President – Commercial Loans

Dean A. Hanson
Assistant Vice President – Sparta Appletree Branch Manager

Jason J. Herbig
Assistant Vice President – Management Information Systems/Network Administration

John C. Huffman
Assistant Vice President – Commercial Loans

Valerie J. Heyt
Alpine Branch Manager

Jason A. Parker
Assistant Vice President – Consumer Loans

Darci M. Reinhardt
Cedar Springs Branch Manager

Christine L. Witt
Assistant Vice President – Operations

Officers
Subsidiary - ChoiceOne Insurance Agencies, Inc.

James A. Bosserd
President

Kelly J. Potes
Senior Vice President – General Manager

Jeffrey S. Bradford, CIC
Vice President

Dana L. Quick
Vice President – Investment Services

Linda R. Pitsch
Secretary

Tom Lampen
Treasurer

Officers
Subsidiary - ChoiceOne Mortgage Company of Michigan.

James A. Bosserd
President

Louis D. Knooihuizen
Senior Vice President

Lee A. Braford
Vice President

Karen M. Stein
Vice President

Marilyn B. Childress
Assistant Vice President

Linda R. Pitsch
Secretary

Tom Lampen
Treasurer

ARLS

ChoiceOne

FINANCIAL SERVICES, INC.

109 East Division
Sparta, Michigan 49345

March 24, 2004

To our Shareholders:

We invite you to attend the Annual Meeting of Shareholders of ChoiceOne Financial Services, Inc., to be held at:

English Hills Terrace
5179 West River Drive, N.E.
Comstock Park, Michigan
Thursday, April 29, 2004
6:30 p.m. dinner; 7:40 p.m. Annual Meeting

The purpose of the meeting is to elect directors.

Please plan to join us before the Annual Meeting for an informal sit-down dinner to be served at 6:30 p.m. Shareholders holding stock in single ownership form are invited to bring a guest. To assist us in our planning, please complete and return the enclosed reservation card by Wednesday, April 14, 2004.

The following proxy statement and enclosed proxy are being furnished to holders of ChoiceOne Financial Services, Inc. common stock on and after March 24, 2004. **Please be sure to sign, date and return the enclosed proxy promptly whether or not you plan to attend the meeting**. A proxy may be revoked at any time before it is exercised and shareholders who are present at the meeting may withdraw their proxy and vote in person if they wish to do so. All owners should sign proxies as their names appear on the proxy.

We hope you will join us at the 2004 Annual Meeting. We look forward to seeing you there.

Sincerely,

James A. Bosserd

James A. Bosserd
President and Chief Executive Officer

ChoiceOne
FINANCIAL SERVICES, INC.

109 East Division
Sparta, Michigan 49345

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of ChoiceOne Financial Services, Inc. will be held at English Hills Terrace, 5179 West River Drive, N.E., Comstock Park, Michigan, on Thursday, April 29, 2004, at 7:40 p.m. local time, for the following purposes:

1. To elect directors.

2. To transact any other business that may properly come before the meeting.

Shareholders of record at the close of business on March 1, 2004, are entitled to notice of and to vote at the meeting and any adjournment of the meeting.

By Order of the Board of Directors,

Linda R. Pitsch

Linda R. Pitsch
Secretary

March 24, 2004

It is important that your shares be represented at the meeting. Even if you expect to attend the meeting,
PLEASE SIGN, DATE AND RETURN YOUR PROXY PROMPTLY.

CHOICEONE FINANCIAL SERVICES, INC.
109 East Division
Sparta, Michigan 49345

ANNUAL MEETING OF SHAREHOLDERS
April 29, 2004

PROXY STATEMENT

Meeting Information

Time and Place of Meeting

You are invited to attend the annual meeting of shareholders of ChoiceOne Financial Services, Inc. that will be held on Thursday, April 29, 2004, at English Hills Terrace, 5179 West River Drive, N.E., Comstock Park, Michigan, at 7:40 p.m. local time.

This proxy statement and the enclosed proxy are being furnished to you on and after March 24, 2004, in connection with the solicitation of proxies by ChoiceOne's Board of Directors for use at the annual meeting. In this proxy statement, "we," "us," "our" and "ChoiceOne" refer to ChoiceOne Financial Services, Inc. and "you" and "your" refer to ChoiceOne shareholders.

Purpose of Meeting

The purpose of the annual meeting is to consider and vote upon the election of directors. ***Your Board of Directors recommends that you vote FOR each of the nominees discussed in this proxy statement.***

How to Vote Your Shares

You may vote at the meeting if you were a shareholder of record of ChoiceOne common stock on March 1, 2004. You are entitled to one vote per share of ChoiceOne common stock that you own on each matter presented at the annual meeting.

As of March 1, 2004, there were 1,562,864 shares of ChoiceOne common stock issued and outstanding.

Your shares will be voted at the annual meeting if you properly sign and return to us the enclosed proxy. If you specify a choice, your proxy will be voted as specified. If you do not specify a choice, your shares will be voted for the election of each nominee for director named in this proxy statement. If other matters are presented at the annual meeting, the individuals named in the enclosed proxy will vote your shares on those matters in their discretion. As of the date of this proxy statement, we do not know of any other matters to be considered at the annual meeting.

You may revoke your proxy at any time before it is exercised by:

- delivering written notice to the Secretary of ChoiceOne; or
- attending and voting at the annual meeting.

Who Will Solicit Proxies

Directors, officers and employees of ChoiceOne and ChoiceOne Bank (referred to as the "Bank") will initially solicit proxies by mail. They also may solicit proxies in person, by telephone or by other means, but they will not receive any additional compensation for these efforts. Nominees, trustees and other fiduciaries who hold stock on behalf of beneficial owners of ChoiceOne common stock may communicate with the beneficial owners by mail or otherwise and may forward proxy materials to and solicit proxies from the beneficial owners. ChoiceOne will pay all expenses related to soliciting proxies.

Required Vote and Quorum

A plurality of the shares voting at the annual meeting is required to elect directors. This means that if there are more nominees than director positions to be filled, the nominees for whom the most votes are cast will be elected. In counting votes on the election of directors, abstentions, broker non-votes and other shares not voted will not be counted as voted, and the number of shares of which a plurality is required will be reduced by the number of shares not voted.

A majority of the shares entitled to vote at the annual meeting must be present or represented at the meeting to constitute a quorum. If you submit a proxy or attend the meeting in person, your shares will be counted towards the quorum, even if you abstain from voting on some or all of the matters introduced at the meeting. Broker non-votes also count for quorum purposes.

Election of Directors

The Board of Directors presently consists of eleven individuals divided into three classes. Each class of directors is as nearly equal in number as possible and serves for a three-year term of office. The term of office of one class of directors expires at the annual meeting each year. An individual may not continue to serve on the Board of Directors after he or she becomes 70 years old.

The Board of Directors proposes that the following nominees be elected as directors for terms expiring at the annual meeting of shareholders to be held in 2007:

Nominee

Frank G. Berris
Lawrence D. Bradford
Lewis G. Emmons
Stuart Goodfellow

Each proposed nominee currently serves as a director of ChoiceOne for a term that will expire at this year's annual meeting. The persons named in the enclosed proxy intend to vote for the election of the four nominees listed. The proposed nominees are willing to be elected and serve as directors. If a nominee is unable to serve or is otherwise unavailable for election – which we do not anticipate – the incumbent Board of Directors may or may not select a substitute nominee. If a substitute nominee is selected, your proxy will be voted for the person so selected. If a substitute nominee is not selected, your proxy will be voted for the election of the remaining nominees. No proxy will be voted for a greater number of persons than the number of nominees named.

Biographical information is presented below concerning the nominees for director, current directors whose term of office will continue after the annual meeting and the executive officers of ChoiceOne. All of the directors of ChoiceOne also serve as directors of the Bank. Except as otherwise indicated, each nominee, current director and executive officer has had the same principal employment for over five years.

ChoiceOne's Board of Directors and Executive Officers

Nominees for Election as Directors

Frank G. Berris (age 56) is President and Chief Executive Officer of and owns American Gas & Oil, Inc., a distributor of petroleum products and operator of gas stations. Mr. Berris is also a member of the Michigan Petroleum Association/Michigan Association of Convenience Stores. Mr. Berris has been a director of ChoiceOne and the Bank since August 1991.

Lawrence D. Bradford (age 64) retired in December 2000 after serving as the President of ChoiceOne Insurance Agencies, Inc., an insurance agency that is a subsidiary of the Bank, since November 2000. Mr. Bradford was a co-owner of the insurance agency prior to its acquisition by the Bank in January 1996. Mr. Bradford has been a director of ChoiceOne since 1986, a director of the Bank since 1974 and a director of ChoiceOne Insurance Agencies, Inc. since 1996.

Lewis G. Emmons (age 59) is President of Emmons Development-Real Estate and President of Brat Development, both real estate development firms. Mr. Emmons has been a director of ChoiceOne since 1986 and a director of the Bank since 1978.

Stuart Goodfellow (age 60) owns Goodfellow Blueberry Farms and Goodfellow Vending Services, a vending company. Mr. Goodfellow is also past Vice President and a director of the Michigan Blueberry Growers Association. Mr. Goodfellow has been a director of ChoiceOne and the Bank since August 1991.

Your Board of Directors Recommends that You Vote FOR the Election of All Nominees as Directors

Continuing Directors with Terms Expiring in 2005

Bruce A. Johnson (age 51) is Vice President, Chief Financial Officer and a director of Spartan Distributors, Inc., a Sparta, Michigan based distributor of lawn and garden equipment, turf equipment and irrigation materials. Prior to joining Spartan Distributors in 1995, Mr. Johnson spent 21 years in various positions with Old Kent Financial Corporation including Chairman, President and Chief Executive Officer of Old Kent Bank of Grand Blanc, Michigan and Vice President and Manager of Private Banking for Old Kent Bank in Grand Rapids, Michigan. Mr. Johnson has been a director of ChoiceOne and the Bank since March 2001.

Jon E. Pike (age 62) is a Certified Public Accountant and Chairman of Beene Garter LLP, Certified Public Accountants, of Grand Rapids, Michigan. Mr. Pike has been Chairman of the Board of Directors since August 1998 and a director of ChoiceOne and the Bank since September 1990. Mr. Pike is also a director and officer of Wm. A. Rogers & Co., a retail hardware business in Sparta, Michigan, and a Trustee of Denver Seminary in Denver, Colorado. Mr. Pike serves as a director of Porter Hills Retirement Community and Services and Sparta Foam Inc.

Linda R. Pitsch (age 56) has been a director of ChoiceOne and the Bank since December 1994 and Secretary of ChoiceOne and the Bank since February 1995. Ms. Pitsch also has served as Senior Vice President and Cashier of the Bank since January 1993. Ms. Pitsch has been an employee of the Bank since September 1969, serving in various management and executive capacities. Ms. Pitsch has served as Secretary of ChoiceOne Mortgage Company of Michigan since January 2002. Ms. Pitsch has been a director and Secretary of the Board for ChoiceOne Insurance Agencies, Inc. since December 1998. Ms. Pitsch is an instructor at Davenport College of Business, serving on its Accounting Advisory Board, and Secretary, Treasurer and a director of Strawberry Pines Condominium Association.

Continuing Directors with Terms Expiring in 2006

James A. Bosserd (age 54) has been a director of ChoiceOne and the Bank since he was appointed to those boards in April 2001. Mr. Bosserd has been President and Chief Executive Officer of ChoiceOne and the Bank since April 2001. Mr. Bosserd has also been President of ChoiceOne Insurance Agencies, Inc. since April 2001 and President of ChoiceOne Mortgage Company of Michigan since January 2002. Prior to joining ChoiceOne and the Bank, Mr. Bosserd was Senior Vice President-Retail Group Manager with Huntington National Bank, a commercial bank, since October 1997 and Senior Vice President-Private Banking Manager with Huntington National Bank since April 1999. Mr. Bosserd also served as President and Chief Executive Officer of FMB State Savings Bank, a commercial bank in Lowell, Michigan, from 1992 through 1997. Mr. Bosserd has also been a director of West Shore Computer Services, Inc., a data processing company in which ChoiceOne owns a 20% interest, since February 2002. Mr. Bosserd is a director of Sparta Chamber of Commerce and the FFA Foundation.

William F. Cutler, Jr. (age 56) is the former Vice President of the H. H. Cutler Company, an apparel manufacturer. Mr. Cutler joined the H. H. Cutler Company in 1970 and served in various management and executive capacities until January 1994. The H. H. Cutler Company was sold to VF (Vanity Fair) Corporation in January 1994. Mr. Cutler has been a director of ChoiceOne and the Bank since October 1993. Mr. Cutler served as a director of the Sparta Health Center from 1981 until 1996.

Paul L. Johnson (age 54) is President of Falcon Resources Inc. in Belmont, Michigan, a sales, engineering and design firm for the automotive and furniture industries. Mr. Johnson has been a director of ChoiceOne and the Bank since July 1999. Mr. Johnson has been a director of ChoiceOne Insurance Agencies, Inc. since November 2000.

Andrew W. Zamiara (age 63) is a registered pharmacist and is the owner, President and Manager of Momber Pharmacy and Gift Shop in Sparta, Michigan and Momber Hallmark in Rockford, Michigan. Mr. Zamiara has been a director of ChoiceOne and the Bank since August 1990.

Executive Officers who are not Directors

Lee A. Braford (age 43) has been Vice President, Loan Operations of the Bank since September 2001. Mr. Braford was elected an officer of ChoiceOne Mortgage Company of Michigan in 2003. Prior to his employment with ChoiceOne, Mr. Braford was employed by Bank West, a commercial bank in Grand Rapids, Michigan, from March 2001 until September 2001 and by Cornerstone University as an Events Director from September 1997 until January 2001. Before that, Mr. Braford was employed with ChoiceOne in various management capacities since August 1980.

Mary J. Johnson (age 40) has been a Vice President of the Bank since September 1998. Prior to that, Ms. Johnson was employed by the Bank, serving in various management and executive capacities since April 1993. Ms. Johnson serves as an officer of Johnson & Johnson Builders, Inc., a construction company.

Louis D. Knooihuizen (age 54) has been Senior Vice President, Commercial Loans of the Bank since December 2001. Mr. Knooihuizen was elected an officer of ChoiceOne Mortgage Company of Michigan in 2003. Prior to his employment with ChoiceOne, Mr. Knooihuizen was employed by Bank West, a commercial bank in Grand Rapids, Michigan, as Senior Vice President, Commercial Loans since May 1999 and by National City Bank, a commercial bank, as Vice President, Commercial Loans since February 1995. Mr. Knooihuizen has been a director of ChoiceOne Insurance Agencies, Inc. since January 2002.

Thomas L. Lampen (age 48), a Certified Public Accountant, has been Vice President and Chief Financial Officer of the Bank since January 1992 and Treasurer of ChoiceOne since April 1987. Mr. Lampen has been the Treasurer of ChoiceOne Insurance Agencies, Inc. since January 1996 and the Treasurer of ChoiceOne Mortgage Company of Michigan since January 2002. Prior to his employment with ChoiceOne, Mr. Lampen was employed by Grant Thornton, a national accounting firm.

Kelly Potes (age 42) has been Senior Vice President and General Manager of ChoiceOne Insurance Agencies, Inc. since January 2001. Prior to that, Mr. Potes was President of Kent-Ottawa Financial Advisors, Inc., a financial consulting firm, since December 1998 and Vice President, Retail Services of the Bank since May 1984. Mr. Potes has been a director of ChoiceOne Insurance Agencies, Inc. since January 2001. Mr. Potes serves as a Trustee of the Sparta Board of Education and President of the Sparta Township Library.

Committees of the Board of Directors

The Board of Directors has established the following six standing committees:

- Audit Committee
- Branching and Acquisitions Committee
- Compliance/CRA Committee
- Executive and Loan Review Committee
- Governance and Nominating Committee
- Personnel and Benefits Committee

Audit Committee. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent public accountants. The Audit Committee reviews their fees for audit and non-audit services and the scope and results of audits performed by them. The Audit Committee also reviews ChoiceOne's internal accounting controls, the proposed form of its financial statements, the results of internal audits and compliance programs, and the results of the examinations received from regulatory authorities. The Audit Committee operates pursuant to a written charter, which was adopted by the Board of Directors. A copy of the Audit Committee charter was attached as Appendix A to ChoiceOne's proxy statement for its annual meeting of shareholders held in 2003. As of the date of this proxy statement, Jon E. Pike (Chairman), William F. Cutler, Jr., Bruce A. Johnson and Paul L. Johnson serve on the Audit Committee. ChoiceOne has designated Mr. Pike as its audit committee financial expert as defined by the Securities and Exchange Commission ("SEC"). As of the date of this proxy statement, all of the members of the Audit Committee are independent directors as defined by the rules of the SEC and the NASD. The Audit Committee met five times during 2003.

Branching and Acquisitions Committee. The Branching and Acquisitions Committee considers potential acquisitions by ChoiceOne or the Bank. As of the date of this proxy statement, Frank G. Berris, James A. Bosserd, Lewis G. Emmons, Paul L. Johnson, Linda R. Pitsch and Andrew W. Zamiara serve on the Branching and Acquisitions Committee. The Branching and Acquisitions Committee met two times during 2003.

Compliance/CRA Committee. The Compliance/CRA Committee manages the Bank's compliance requirements with various federal banking regulations and under the Community Reinvestment Act. As of the date of this proxy statement, Linda R. Pitsch (Chairperson), James A. Bosserd, Stuart Goodfellow, Bruce A. Johnson, Lee A. Braford, Mary J. Johnson, Jason A. Parker, Louis D. Knooihuizen and Karen M. Stein serve on the Compliance/CRA Committee. Lee A. Braford, Mary J. Johnson, Jason A. Parker, Louis D. Knooihuizen and Karen M. Stein are officers of the Bank. The Compliance/CRA Committee met three times during 2003.

Executive and Loan Review Committee. The Executive and Loan Review Committee reviews all aspects of the Bank's loan activity, including new loans of $25,000 or more, problem or other loans identified by examiners, loans 60 days or more past due and non-accrual loans. The Executive and Loan Review Committee also approves loan charge-offs and extensions of credit of up to 15% of the capital and surplus of the Bank. The Executive and Loan Review Committee may also act in other capacities if the Board of Directors so authorizes. As of the date of this proxy statement, Jon E. Pike (Chairman), Frank G. Berris, Lawrence D. Bradford, William F. Cutler, Jr., Lewis G. Emmons, Stuart Goodfellow, Bruce A. Johnson, Paul L. Johnson and Andrew W. Zamiara serve on the Executive and Loan Review Committee. The Executive and Loan Review Committee met twelve times during 2003.

Governance and Nominating Committee. The Governance and Nominating Committee administers the process of nominations for directorships and coordinates ChoiceOne's corporate governance initiatives and policies. The Governance and Nominating Committee operates pursuant to a written charter, which was adopted by the Board of Directors. The Governance and Nominating Committee charter can be found on ChoiceOne's website at www.choiceone.com. As of the date of this proxy statement, William F. Cutler, Jr., Paul L. Johnson and Andrew W. Zamiara serve on the Governance and Nominating Committee. All of the members of the Governance and Nominating Committee are independent directors as defined by the rules of the NASD. The Governance and Nominating Committee met once during 2003.

Personnel and Benefits Committee. The Personnel and Benefits Committee performs the functions of a compensation committee. The Personnel and Benefits Committee receives recommendations from senior management and makes recommendations to the Board of Directors concerning the compensation and benefits of ChoiceOne's and the Bank's officers. The Personnel and Benefits Committee also reviews the provisions of the Personnel Manual. As of the date of this proxy statement, Andrew W. Zamiara (Chairman), William F. Cutler, Jr., Stuart Goodfellow and Jon E. Pike serve on the Personnel and Benefits Committee. James A. Bosserd attends meetings but is not a member of this committee. The Personnel and Benefits Committee met four times during 2003.

Board Meeting Attendance

During 2003, the ChoiceOne Board of Directors held twelve regular meetings and no special meetings. All directors attended at least 75% of the aggregate number of meetings of the Board of Directors and meetings of committees on which they served during the year (during the periods that they served), except for Andrew Zamiara, who attended 73% of such meetings.

Annual Meeting Attendance

ChoiceOne expects all of its directors to attend the annual meeting. In 2003, ten directors attended the annual meeting.

Compensation of Directors

During 2003, ChoiceOne compensated its directors at the rate of $350 quarterly for board meeting attendance. Directors who were not employees of ChoiceOne or the Bank received $100 per hour for each meeting of any committee of the Board of Directors on which they served other than the Executive and Loan Review Committee. During 2003, the Bank compensated its directors at the rate of $450 per meeting attended. The Chairman of the Board of the Bank received an additional $100 per meeting attended.

Under ChoiceOne's Directors' Stock Purchase Plan, a director may elect to receive payment of 25%, 50% 75% or 100% of his or her director's fees in the form of ChoiceOne common stock. On each quarterly payment date, a director participating in this plan receives a number of shares of ChoiceOne common stock (rounded to the nearest whole share) determined by dividing the dollar amount of fees payable that the director has elected to receive as ChoiceOne common stock by the market value of ChoiceOne common stock on the day before the quarterly payment date.

Communicating with the Board of Directors

Shareholders and interested parties may communicate with members of ChoiceOne's Board of Directors by sending correspondence addressed to the board as a whole, a specific committee, or a specific board member c/o Linda R. Pitsch, Secretary, ChoiceOne Financial Services, Inc., 109 East Division, Sparta, Michigan 49345. All correspondence will be forwarded directly to the applicable members of the Board of Directors.

Shareholder Nominations

The Governance and Nominating Committee will consider director candidates recommended by shareholders, directors, officers, third party search firms and other sources. Shareholders may recommend individual nominees for consideration by the Governance and Nominating Committee by communicating with the committee as described under the heading "Communicating with the Board." The Governance and Nominating Committee will ultimately determine whether a shareholder recommendation will result in a nomination under this process. In considering potential nominees, the committee will review all candidates in the same manner, regardless of the source of the recommendation. In evaluating the skills and characteristics required of board members, the committee considers various factors and believes that each candidate should:

- be chosen without regard to sex, race, religion or national origin;
- be an individual of the highest character and integrity and have an inquiring mind, vision and the ability to work well with others;
- be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;
- possess substantial and significant experience that would be of particular importance to ChoiceOne in the performance of the duties of a director;
- have sufficient time available to devote to the affairs of ChoiceOne in order to carry out the responsibilities of a director; and
- have the capacity and desire to represent the balanced, best interests of the shareholders as a whole.

To make a direct shareholder nomination, you must send a notice to the Secretary of ChoiceOne that sets forth with respect to each proposed nominee:

- the name, age, business address and residence address of the nominee;
- the principal occupation or employment of the nominee;
- the number of shares of capital stock of ChoiceOne that the nominee beneficially owns;
- a statement that the nominee is willing to be nominated and to serve; and
- such other information concerning the nominee as would be required under the rules of the SEC to be included in a proxy statement soliciting proxies for the election of the nominee.

You must send this notice to the Secretary not less than 120 days prior to the date of notice of an annual meeting and not more than seven days following the date of notice of a special meeting called for election of directors.

Ownership of ChoiceOne Common Stock

Ownership of ChoiceOne Stock by Directors and Executive Officers

The following table sets forth information concerning the number of shares of ChoiceOne common stock held as of December 31, 2003, by each of ChoiceOne's directors and nominees for director, each of the named executive officers and all of ChoiceOne's directors, nominees for director and executive officers as a group:

	Amount and Nature of Beneficial Ownership of Common Stock(1)				
Name of Beneficial Owner	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power(2)	Shares Underlying Unexercised Options	Total Beneficial Ownership	Percent of Class
Frank G. Berris	20,322			20,322	1.3%
James A. Bosserd	2,387	1,404	2,163	5,954	*
Lawrence D. Bradford	17,364			17,364	1.1
William F. Cutler, Jr.		23,307		23,307	1.5
Lewis G. Emmons	14,312			14,312	*
Stuart Goodfellow	30,391	2,846		33,237	2.1
Bruce A. Johnson	5,054			5,054	*
Paul L. Johnson		27,565		27,565	1.8
Louis D. Knooihuizen	1,961		687	2,648	*
Jon E. Pike	2,708	6,880		9,588	*
Linda R. Pitsch	1,131	873	831	2,835	*
Andrew W. Zamiara	1,084	5,296		6,380	*
All directors and executive officers as a group	99,174(3)	89,004(3)	6,757	194,935(3)	12.47%

*Less than 1%.

(1) The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that under applicable regulations are considered to be otherwise beneficially owned by that person.

(2) These numbers include shares as to which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouses, certain relatives and minor children over whom the listed person may have influence by reason of relationship.

(3) Total beneficial ownership includes 17,741 shares of ChoiceOne common stock held by the ChoiceOne Bank 401(k) and Employee Stock Ownership Plan in the accounts of employees, of which executive officers of ChoiceOne are administrators. Of the 17,741 shares of ChoiceOne common stock in this plan, the directors and executive officers have included 4,317 shares in this table as beneficially owned with sole voting and dispositive power. The remaining 13,424 shares are reported as beneficially owned with shared voting or dispositive power and the officers and directors disclaim beneficial ownership of such shares.

Five Percent Shareholders

As of March 1, 2004, we know of no person who beneficially owns more than five percent of the outstanding shares of ChoiceOne's common stock.

Stock Performance

The graph below compares the total return on an investment in ChoiceOne common stock with the returns on both a broad-based stock market index and an index comprised of bank holding companies. The total return is measured using both stock price appreciation and the effect of continuous reinvestment of dividends.

The Standard & Poor's 500 Stock Index is a broad equity market index published by Standard & Poor's. The KBW 50 Index is a market capitalization weighted bank stock index published by Keefe, Bruyette & Woods, Inc., an investment banking firm that specializes in the banking industry. The KBW 50 Index is composed of 50 money center and regional bank holding companies and other financial services companies.

Five Year Cumulative Total Shareholder Return



160
140
120
100
80
60
40
20
0
Dollars
1998
1999
2000
2001
2002
2003
ChoiceOne
KBW 50
S&P 500

The dollar values plotted in the line graph above are as follows:

December 31,	ChoiceOne	KBW 50	S&P 500
1998	$100.0	$100.0	$100.0
1999	112.9	96.2	121.0
2000	71.5	115.5	110.0
2001	85.0	110.7	96.9
2002	93.7	103.0	75.6
2003	117.1	138.0	97.0

Executive Compensation

Summary of Executive Compensation

The following table shows selected information concerning the compensation of James A. Bosserd, who served as ChoiceOne's Chief Executive Officer during 2003, and Louis D. Knooihuizen, who served as Senior Vice President, Commercial Loans during 2003, for services rendered to ChoiceOne and the Bank during each year in the three-year period ended December 31, 2003. No other executive officer received an aggregate annual salary and bonus of more than $100,000. The Bank compensated Messrs. Bosserd and Knooihuizen in the capacities indicated in the table. Mr. Knooihuizen did not receive any compensation from the Bank during 2001.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary(1)	Bonus(2)	Other Annual Compensation	Restricted Stock Awards	Number of Shares Underlying Options	LTIP Payouts	All Other Compensation(3)
James A. Bosserd	2003	$147,395	$22,500			1,500		$23,305
Director, President and	2002	145,700	15,000			1,050		39,751
Chief Executive Officer of	2001	94,600	10,000					10,242
ChoiceOne and the Bank								
Louis D. Knooihuizen	2003	$ 92,700	$10,000			500		$ 375
Senior Vice President of	2002	89,308	8,500			500		329
ChoiceOne and Senior								
Vice President of the Bank								

(1) Includes compensation deferred under the Bank's 401(k) and Employee Stock Ownership Plan and, for Mr. Bosserd, director fees paid by ChoiceOne and the Bank.

(2) Includes compensation deferred under the Bank's 401(k) and Employee Stock Ownership Plan.

(3) All other compensation in 2003 includes: (a) for Mr. Bosserd, relocation expenses of $17,651, a life insurance premium payment of $414 and an employer contribution under the Bank's 401(k) and Employee Stock Ownership Plan of $5,240; and (b) for Mr. Knooihuizen, a life insurance premium payment of $375.

Stock Options

The following tables provide information concerning stock options granted to the named executive officers during 2003 and unexercised options held as of December 31, 2003:

OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants					
Name	Number of Shares Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share(1)	Expiration Date	Grant Date Present Value(2)
James A. Bosserd	1,500	30.6%	$14.38	1/15/13	$2,760
Louis D. Knooihuizen	500	10.2%	14.38	1/15/13	920

(1) The per share exercise price of each option is equal to the market value of ChoiceOne common stock on the date each option was granted. Options were granted for a term of ten years. Options terminate, subject to certain limited exercise provisions, in the event of death, retirement or other termination of employment. Options become exercisable over a period from the date of grant until three years after the date of grant. All options permit the option price to be paid by delivery of cash or other shares of ChoiceOne common stock owned by the option holder, including shares acquired through the exercise of other options.

(2) Based on the Black-Scholes option pricing model. The actual value, if any, an option holder may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized by an option holder, if any, will be at or near the value estimated by the Black-Scholes model. The estimated values in the table above were calculated using the Black-Scholes model based on assumptions that include:

- a stock price volatility factor of 18.95%, calculated using monthly stock prices for the three years prior to the grant date;
- a risk free rate of return of 3.65%;
- an expected average dividend yield of 4.49% (approximately the dividend yield at the date of the grant); and
- an expected average option holding period of seven years.

No adjustments were made for the general non-transferability of the options or to reflect any risk of forfeiture before vesting. Disclosure of grant date present value is presented pursuant to SEC regulations. ChoiceOne's use of the Black-Scholes model to indicate the present value of each grant is not an endorsement of this valuation method.

FISCAL YEAR-END OPTION VALUES

	Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)	
Name	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
James A. Bosserd	900	1,650	$2,490	$4,268
Louis D. Knooihuizen	375	625	889	1,481

(1) The values reported are based on a fair market value of $16.75 per share, the closing bid price of ChoiceOne's common stock on December 31, 2003.

None of the executive officers listed in the table exercised options during the year ended December 31, 2003.

Executive Stock Incentive Plan

ChoiceOne's Amended and Restated Executive Stock Incentive Plan provides that options to purchase shares of common stock, stock appreciation rights and stock awards may be granted to officers and other key employees of ChoiceOne and its subsidiaries. A stock option entitles the recipient to purchase shares of common stock for a stated period of time at a stated price. Subject to certain restrictions, the Personnel and Benefits Committee determines who will be granted options, the number of shares subject to each option, the form of payment for exercise of an option and other matters related to the stock incentive plan. The Personnel and Benefits Committee also determines the terms and conditions of any stock appreciation rights and stock awards granted under the stock incentive plan. The Personnel and Benefits Committee may provide that, if there is a merger or combination of ChoiceOne with another entity or a change in control of ChoiceOne:

- any vesting restrictions are accelerated;
- any restrictions are eliminated; or
- any participant may choose to receive cash in lieu of outstanding stock options.

The Personnel and Benefits Committee has provided for the acceleration of vesting of options upon a change in control of ChoiceOne in all outstanding stock options.

Employment Contracts

As an inducement for Mr. Bosserd's agreement to serve as a director and President and Chief Executive Officer of ChoiceOne and the Bank, ChoiceOne and the Bank entered into an employment agreement with Mr. Bosserd in 2001. Under this agreement, ChoiceOne and the Bank agreed to:

- pay Mr. Bosserd a salary of $130,000 per year as may be adjusted, less taxes and withholdings, plus possible bonuses not to exceed 25% of his base salary;
- pay Mr. Bosserd the regular director's fee for attending Board meetings;
- provide Mr. Bosserd with an automobile allowance of $500 per month;
- reimburse Mr. Bosserd for all documented business expenses;
- provide Mr. Bosserd a lump sum severance amount equal to one year's base salary if Mr. Bosserd is terminated, without cause, within one year following a change in control of ChoiceOne;
- provide Mr. Bosserd with four weeks paid vacation; and
- provide Mr. Bosserd with the same health and other employee benefits provided to other employees of ChoiceOne and the Bank.

Mr. Bosserd agreed not to disclose or make any use of confidential or proprietary information of ChoiceOne or the Bank, and agreed not to compete with ChoiceOne or the Bank during his employment with ChoiceOne and the Bank and for a period of one year after such employment.

401(k) Plan

The ChoiceOne Bank 401(k) and Employee Stock Ownership Plan is qualified under Section 401(a) of the Internal Revenue Code.

The purpose of the 401(k) plan is to permit Bank employees, including the named executive officers, to save for retirement on a pre-tax basis. In addition to an employee's pre-tax contributions, the Bank may contribute discretionary matching and/or employee stock ownership plan payments to the 401(k) plan. If the Bank contributes matching and/or employee stock ownership plan payments to the 401(k) plan, those contributions will become fully vested after six years of a participant's vested service.

Each participant in the 401(k) plan has an account to record the participant's interest in the plan. Amounts contributed by or on behalf of a participant are credited to his or her account. A participant's benefit from the 401(k) plan is equal to the vested amount in the participant's account when he or she terminates employment with the Bank. The employee stock ownership plan provisions provide that the 401(k) plan, in part, is designed to invest primarily in stock of ChoiceOne.

Discretionary Bonus Plan

Under ChoiceOne's discretionary bonus plan, executives may earn bonuses based upon individual and corporate performance, as determined by ChoiceOne's Board of Directors, in its sole discretion.

Personnel and Benefits Committee Report on Executive Compensation

The Personnel and Benefits Committee of ChoiceOne's Board of Directors administers benefit plans, reviews ChoiceOne's key personnel policies and programs, including individual salaries of executive officers, and submits recommendations to the Board of Directors. Directors who are also employees of ChoiceOne or the Bank may not serve as voting members of the Personnel and Benefits Committee.

Successful long-term financial performance and increasing shareholder value are ChoiceOne's primary corporate goals. ChoiceOne's executive compensation practices are intended to encourage successful financial performance and attract and retain talented key executives who are critical to ChoiceOne's long-term success.

ChoiceOne's executive compensation program consists of three components:

- base salary;
- annual cash incentive bonus opportunities; and
- long-term incentives through awards of stock options.

In determining the levels of some components, the Personnel and Benefits Committee considers only corporate performance. In determining the levels of other components, such as base salary and annual cash incentive bonus opportunities, the Personnel and Benefits Committee will consider a number of factors in addition to corporate performance.

When establishing base salary levels, the Personnel and Benefits Committee's primary goal is to be competitive. The Personnel and Benefits Committee establishes ranges for base salaries of executive officers by comparing ChoiceOne to other more or less comparable bank holding companies. In general, salaries paid to ChoiceOne's executives have been closer to the median, rather than either the high or low end, of each range. Although the Personnel and Benefits Committee considers corporate performance when establishing base salary levels, corporate performance is not the most important factor. The Personnel and Benefits Committee also considers a discretionary assessment of job performance when establishing base salary levels.

Annual discretionary bonuses are based on performance at three levels:

- corporate;
- business unit; and
- individual.

The Personnel and Benefits Committee annually approves how to weigh each participant's performance at each level. During 2003, Mr. Bosserd's cash incentive bonus was based 100% on corporate performance. The Personnel and Benefits Committee establishes target cash awards for participants in the annual discretionary bonus plan. Target awards range from 0% to 16% of base salary. For their individual performance in 2003, executive officers as a group, other than Mr. Bosserd, were awarded discretionary bonuses totaling $47,072. Mr. Bosserd received a discretionary bonus of $22,500 because corporate performance was at the high end of the targeted range.

ChoiceOne uses long-term incentives to reward executives for achieving the long-term goal of increasing shareholder value. All of ChoiceOne's long-term incentives have involved awards of stock options. Stock ownership is considered important. Through stock ownership, the interests of executives become joined with those of the shareholders. Under ChoiceOne's Amended and Restated Executive Stock Incentive Plan, executives may be rewarded for enhancing shareholder value through the increase in the value of shares subject to options that the executives receive. During 2003, the Personnel and Benefits Committee made awards of stock options to ChoiceOne's executive officers, including Mr. Bosserd, for a total of 4,900 shares of common stock. Mr. Bosserd received the greatest number of stock options because the Personnel and Benefits Committee believes he has the greatest potential to influence corporate performance and, therefore, should have the greatest amount of potential compensation "at risk."

ChoiceOne generally maintains a conservative level of perquisites and personal benefits. The dollar value of perquisites and personal benefits provided to executive officers does not exceed 10% of the applicable executive officer's annual base salary and bonus.

Mr. Bosserd's compensation was determined by the Personnel and Benefits Committee and was set at a level to approximate the weekly compensation and perquisites of chief executive officers with comparable levels of experience working with comparable sized bank holding companies.

Section 162(m) of the Internal Revenue Code provides that publicly held corporations may not deduct compensation paid to certain executive officers in excess of $1 million annually, with certain exemptions. ChoiceOne has examined its executive compensation policies in light of Section 162(m) and the regulations that the Internal Revenue Service has issued to implement that section. We do not expect that any portion of ChoiceOne's deductions for employee compensation will be disallowed in 2004 or in future years by reason of actions expected to be taken in 2004.

During 2003, the Board of Directors approved all of the Personnel and Benefits Committee's recommendations without modification.

Respectfully submitted,

Andrew W. Zamiara, Chairman
William F. Cutler, Jr.
Stuart Goodfellow
Jon E. Pike

Audit Committee Report

The Audit Committee reviews and supervises ChoiceOne's procedures for recording and reporting the financial results of its operations on behalf of the Board of Directors. ChoiceOne's management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its supervisory duties, the Audit Committee has reviewed ChoiceOne's audited financial statements for the year ended December 31, 2003 included in the 2003 Annual Report to Shareholders and has discussed those financial statements with ChoiceOne's management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee has also reviewed with ChoiceOne's independent auditors – who are responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles – the judgments of the independent auditors concerning the quality, not just the acceptability, of the accounting principles and such other matters that are required under generally accepted auditing standards to be discussed with the independent auditors. In addition, the Audit Committee has received from the independent auditors the written disclosures required by the Independence Standards Board, has discussed with them their independence from ChoiceOne's management and ChoiceOne, and has considered the compatibility of nonaudit services with their independence.

After and in reliance on the reviews and discussions described above, the Audit Committee recommended to ChoiceOne's Board of Directors that the audited financial statements for the year ended December 31, 2003 be included in ChoiceOne's Annual Report on Form 10-K for the year then ended to be filed with the SEC.

Respectfully submitted,

Jon E. Pike, Chairman
William F. Cutler, Jr.
Bruce A. Johnson
Paul L. Johnson

Related Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and officers of ChoiceOne and persons who beneficially own more than 10% of the outstanding shares of its common stock to file reports of beneficial ownership and changes in beneficial ownership of shares of common stock with the SEC. SEC regulations require such persons to furnish ChoiceOne with copies of all Section 16(a) reports they file. Based solely on our review of the copies of such reports received by us or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that all applicable Section 16(a) reporting and filing requirements were satisfied by such persons from January 1, 2003, through December 31, 2003.

Certain Relationships and Related Transactions

Directors, nominees for director and executive officers of ChoiceOne and members of their immediate families were customers of and had transactions with the Bank in the ordinary course of business between January 1, 2003, and December 31, 2003. We anticipate that such transactions will take place in the future in the ordinary course of business. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

Independent Certified Public Accountants

Crowe Chizek and Company LLC, Certified Public Accountants, served as ChoiceOne's principal accountant for 2003. The Audit Committee of the Board of Directors has selected Crowe Chizek and Company LLC to act as ChoiceOne's principal accountant for 2004. Representatives of Crowe Chizek and Company LLC are not expected to attend the annual meeting. If a representative of Crowe Chizek and Company LLC attends the meeting, the representative will have an opportunity to make a statement if he or she desires to do so and will be expected to be available to respond to appropriate questions.

In accordance with SEC rules, ChoiceOne's Audit Committee has adopted a Pre-Approval Policy. Under the Pre-Approval Policy, all audit and non-audit services need to be pre-approved by the Audit Committee.

The Pre-Approval Policy permits the Audit Committee to delegate to one or more of its members pre-approval decisions. The member or members to whom such authority is delegated shall report, for informational purposes, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee has identified certain services that do not impair the independence of the independent auditors and granted general pre-approval for those services. All services that do not have general pre-approval must be specifically pre-approved by the Audit Committee. The Audit Committee will periodically set pre-approval fee levels for all services to be provided by the independent auditors. Any proposed services exceeding these levels require specific pre-approval by the Audit Committee.

The Pre-Approval Policy requires the independent auditors to provide detailed back-up documentation, which will be provided to the Audit Committee, regarding specific services to be provided.

Requests or applications to provide services that require separate pre-approval by the Audit Committee will be submitted to the Audit Committee by both the independent auditors and the Chief Executive Officer or Chief Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence.

Audit Fees. ChoiceOne paid Crowe Chizek and Company LLC $43,400 during 2003 and $30,300 during 2002 for the audit of ChoiceOne's annual financial statements and review of financial statements included in ChoiceOne's quarterly reports on Form 10-Q, or services that are normally provided by the auditors in connection with statutory and regulatory filings.

Audit-Related Fees. ChoiceOne paid to Crowe Chizek and Company LLC $61,375 during 2003 and $67,195 during 2002 for assurance and related services that were reasonably related to the performance of the audit or review of ChoiceOne's financial statements and are not reported under "Audit Fees" above.

Tax Fees. ChoiceOne paid to Crowe Chizek and Company LLC $9,475 during 2003 and $14,628 during 2002 for tax compliance, tax advice and tax planning. Tax services included preparing ChoiceOne's federal and state tax returns.

All Other Fees. ChoiceOne paid to Crowe Chizek and Company LLC $11,260 during 2003 and $24,570 during 2002 for services other than those services described above. In 2003, these services included an operational review of ChoiceOne Mortgage Company, an analysis of postretirement healthcare benefits and attendance at a Board of Director's retreat. In 2002, these services included consultations regarding formation of ChoiceOne Mortgage Company, a branch site analysis, and consent procedures related to various employee stock plans.

Shareholder Proposals

If you would like a proposal to be presented at the 2005 annual meeting of shareholders and if you would like your proposal to be included in ChoiceOne's proxy statement and form of proxy relating to that meeting, you must submit the proposal to ChoiceOne in accordance with Securities and Exchange Commission Rule 14a-8. ChoiceOne must receive your proposal by November 24, 2004 for your proposal to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting. To be considered timely, any other proposal that you intend to present at the 2005 annual meeting of shareholders must similarly be received by ChoiceOne by November 24, 2004.

Form 10-K Report Available

ChoiceOne's Form 10-K Annual Report to the Securities and Exchange Commission, including financial statements and financial statement schedules, will be provided to you without charge upon written request. Please direct your requests to Mr. Thomas L. Lampen, Treasurer, ChoiceOne Financial Services, Inc., 109 East Division, Sparta, Michigan 49345.